EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

File No. 812-[•]

As filed with the Securities and Exchange Commission on May 18, 2026

U.S. Securities and Exchange Commission

Washington, D.C. 20549

APPLICATION PURSUANT TO SECTION 6(c) OF THE

INVESTMENT COMPANY ACT OF 1940, AS AMENDED,

FOR AN ORDER OF EXEMPTION FROM SECTION 15(c) OF THE ACT

In the Matter of

VALIC COMPANY I

2919 Allen Parkway

Houston, Texas 77019

and

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

2919 Allen Parkway

Houston, Texas 77019

Please direct all communications regarding this Application to:

Elliot J. Gluck, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Email: egluck@Willkie.com

with a copy to:

Christopher Tafone

The Variable Annuity Life Insurance Company

2919 Allen Parkway

Houston, Texas 77019Email: christopher.tafone@corebridgefinancial.com

This Application (including exhibits) contains 61 pages.

I.	INTRODUCTION

VALIC Company I (the “Company”),1 a registered open-end management investment company that offers multiple series of shares (each, a “Series”and, collectively, the “Series”), on its own behalf and on behalf of each Series, and The Variable Annuity Life Insurance Company (the “Adviser,” and together with the Company and the Series, the “Applicants”),2 the investment adviser to the Company, hereby file this application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting Applicants from Section 15(c) of the 1940 Act to permit the Board of Directors of the Company (the “Board”),3 including a majority of those board members who are not parties to such contract or agreement or “interested persons,” as defined in Section 2(a)(19) of the 1940 Act, of any such party (the “Independent Board Members”), to promptly enter into or materially amend a contract or agreement pursuant to which a sub-adviser (each, a “Sub-Adviser”) manages all or a portion of the assets of a Series or provides model portfolio or investment recommendation(s) to the Adviser that would be utilized in connection with the management of a Series (each, a “Sub-Advisory Agreement”) (each, such action, a “Sub-Adviser Change”) at a non-in-person meeting called for the purpose of voting on such approval,4 which would allow a Subadvised Series (as defined below) and its shareholders to benefit from a prompt Sub-Adviser Change.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered management investment company or Series thereof that intends to rely on the requested order in the future and that (i) is managed by the Adviser, (ii) uses the multi-manager structure described in this Application, and (iii) complies with the terms and conditions set forth herein (each, a “Subadvised Series”).5 All registered investment companies that intend to rely on the requested order are named as Applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.

Applicants are seeking this exemption to enable the Adviser and the Board to obtain for each Subadvised Series the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited to manage, or to provide model portfolio or investment recommendation(s) with respect to, all or a portion of the assets of the Subadvised Series, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening an in-person meeting of the Board to approve the Sub-Adviser Change. The requested relief is necessary so that the Board can take action quickly under the circumstances set out in this Application.

[1]	As used herein, the term “Company” includes any existing or future type of business organization operating as a registered management investment company that is managed by the Adviser.
[2]

The term “Adviser” includes (i) the Adviser or its successors and (ii) any entity controlling, controlled by or under common control with, the Adviser or its successors. For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

[3]	The term “Board” also includes the board of director or trustees of a future Subadvised Series.
[4]

References in this Application to “non-in-person” Board meetings refer to any Board meeting (other than an in-person meeting) in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.

[5]

For purposes of this Application, the term “Sub-Adviser” will also apply to any Sub-Adviser to any wholly-owned subsidiary, as defined in the 1940 Act, of a Subadvised Series (each, a “Subsidiary” and collectively, the “Subsidiaries”). The Adviser will serve as investment adviser to each Subsidiary and may retain one or more Sub-Advisers to manage or provide model portfolio or investment recommendation(s) with respect to the assets of a Subsidiary. Applicants also request relief with respect to any Sub-Advisers who serve as Sub-Advisers to a Subsidiary. Where appropriate, Subsidiaries are also included in the term “Subadvised Series.”

If the requested relief is granted, the Adviser would be permitted to implement a Sub-Adviser Change related to a Subadvised Series that was approved by the Board, including a majority of the Independent Board Members, at a non-in-person meeting. For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that each Subadvised Series and its shareholders would benefit from the requested relief because of delays in hiring or replacing a Sub-Adviser and costs associated with holding an in-person Board meeting to approve a Sub-Adviser Change in the absence of such relief.

II.	BACKGROUND

A.	The Applicants

1.	The Company

The Company is organized as a Maryland corporation and is registered with the Commission as an open-end management investment company under the 1940 Act. Currently, the Company is comprised of 36 Series. Shares of each Series are offered and sold pursuant to a registration statement on Form N-1A. The Adviser serves as an “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Series. The Company and the Series are not required to hold annual shareholder meetings. Each Series may have its own distinct investment objective, policies, and restrictions.

2.	The Adviser

The Adviser is a is a stock life insurance company organized under the laws of Texas and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and serves or will serve as investment adviser to each Series pursuant to an investment advisory agreement with the Company (each, an “Investment Advisory Agreement” and, together, the “Investment Advisory Agreements”). Any future Adviser also will be registered with the Commission as an investment adviser under the Advisers Act.

Each Investment Advisory Agreement has been or will be approved by the Board, including a majority of the Independent Board Members, and by the shareholders of the relevant Subadvised Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and, if applicable, Rule 18f-2 thereunder. The terms of the Investment Advisory Agreements comply or will comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the provisions of the 1940 Act with respect to the Investment Advisory Agreements. Pursuant to the terms of each Investment Advisory Agreement, the Adviser, subject to the supervision of the Board, will provide continuous investment advisory services to each Subadvised Series. The Adviser will have responsibility for determining what portion of each Subadvised Series’ portfolio will be invested in securities and other assets and what portion, if any, will be held uninvested in cash or cash equivalents. The Adviser will periodically review each Subadvised Series’ investment policies and strategies and, based on the need of a particular Series, may recommend changes to the investment policies and strategies of the Series for consideration by the Board.

Each Investment Advisory Agreement will provide that the Adviser may, subject to the approval of the Board, including a majority of the Independent Board Members, and the shareholders of the applicable Subadvised Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Series to one or more Sub-Advisers. In accordance with each Investment

Advisory Agreement, the Adviser will oversee each Sub-Adviser in its performance of its duties. The Adviser will continue to have overall responsibility for the management and investment of the assets of each Subadvised Series.

For its services to each Subadvised Series under the Investment Advisory Agreement, the Adviser will receive an investment advisory fee from that Subadvised Series. A Sub-Adviser will receive an investment advisory fee from the Adviser or directly from the Subadvised Series.

Under this structure, the Adviser, in its capacity as investment adviser, evaluates and oversees Sub-Advisers and makes recommendations about the hiring, termination, and replacement of Sub-Advisers to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a “multi-manager” structure.

3.	The Sub-Advisers

Pursuant to the authority under the Investment Advisory Agreement, the Adviser may enter into Sub-Advisory Agreements with various Sub-Advisers on behalf of the Subadvised Series. The Sub-Advisers will be “investment advisers” to the Subadvised Series within the meaning of Section 2(a)(20) of the 1940 Act and will provide investment advisory services to the Subadvised Series subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, the Sub-Advisers will be registered with the Commission as investment advisers under the Advisers Act or not subject to such registration. The Adviser will engage in an on-going analysis of the continued advisability of retaining a Sub-Adviser and will make recommendations to the Board as needed. The Adviser will negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to the Sub-Advisers, and will make recommendations to the Board as needed.

All Sub-Advisory Agreements currently in effect have been approved by the Board, including a majority of the Independent Board Members, and the initial shareholder of the applicable Subadvised Series in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder, unless shareholder approval was not required in reliance on applicable exemptive relief.6 All future Sub-Advisory Agreements will be approved by the Board in the same manner, provided that the Independent Board Members could approve a Sub-Adviser Change at a non-in-person Board meeting in reliance on the requested relief. The terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act.

Pursuant to the Sub-Advisory Agreements, the Adviser has agreed or will agree to pay the Sub-Advisers a fee out of the fee paid to the Adviser under the Investment Advisory Agreement.7

B.	Multi-Manager Structure

In recent years, a number of investment advisers, including the Adviser, have sponsored investment companies registered under the 1940 Act or series thereof (each, a “registered fund”) that provide exposure to strategies across various asset classes. These registered funds allow investors to more easily access such strategies without the additional transaction costs and administrative burdens of investing in multiple funds

[6]

Applicants currently rely on a multi-manager exemptive order to implement Sub-Adviser Changes without obtaining shareholder approval. See American General Series Portfolio Company 2, et al., Investment Company Act Release Nos. 23386 (August 12, 1998) (notice) and 23429 (September 9, 1998) (order). Applicants have applied for a new multi-manager exemptive order (812-15997) (February 26, 2026). In the future, the Adviser, a Sub-Adviser and a Subadvised Series may rely on an amended version of this multi-manager exemptive order or substantially similar relief.

[7]	A Subadvised Series also may pay advisory fees directly to a Sub-Adviser.

to seek to achieve comparable exposures and investment allocations. Such registered funds may be structured as (i) multi-manager funds where the investment adviser selects one or more sub-advisers to manage portions of the registered fund’s assets; (ii) fund of funds where the Adviser invests a registered fund’s assets in multiple registered funds or investment companies that rely on an exception from registration under the 1940 Act (each, a “private fund”and, together with the registered funds, each a “fund”and together, the “funds”) to gain the exposures; or (iii) a combination of a multi-manager fund and a fund of funds.

When a Subadvised Series utilizes a multi-manager strategy, its Adviser achieves its desired exposures to specific strategies by allocating discrete portions of the Subadvised Series’ assets to one or more Sub-Advisers and, in some cases, by managing a portion of the Subadvised Series’ assets directly. Each Sub-Adviser manages its discrete portion of the Subadvised Series’ assets in accordance with specific investment guidelines. Over time, the Adviser may adjust the Subadvised Series’ allocations among the various strategies and sub-strategies based on the Adviser’s assessment of market conditions and potential investment opportunities.

C.	Rationale for the Requested Relief

When the Adviser deploys a multi-manager structure to access the desired exposures, each Sub-Advisory Agreement must be entered into, materially amended and renewed in accordance with the provisions of Section 15 of the 1940 Act, as modified by any applicable exemptive relief. Section 15(c) requires that the Sub-Advisory Agreement be approved by the vote of a majority of the Independent Board Members cast at an in-person meeting. Boards of registered funds, including the Board of the Company, typically hold in-person meetings on a quarterly (or more frequent) basis. Markets are not static, however, throughout the three to four months between in-person registered fund board meeting dates. During these periods, market conditions may change or investment opportunities may arise that the Adviser may wish to take advantage of by implementing a Sub-Adviser Change. Other circumstances may arise from time to time, including when there is a change in control of a Sub-Adviser that results in an “assignment” of the Sub-Advisory Agreement, as that term is defined for the purposes of the 1940 Act, or when a Sub-Adviser provides notice of its intent to terminate operations or its then effective Sub-Advisory Agreement, which may result in the Adviser seeking to implement a Sub-Adviser Change. At these moments it may be impractical and/or costly to hold an additional in-person Board meeting, especially given the geographic diversity of Board members and the additional cost of holding in-person Board meetings. As a result, once the Adviser completes its diligence of a prospective Sub-Adviser, the in-person Board meeting requirement creates an unnecessary burden for the Board that does not benefit the Subadvised Series’ shareholders.

Unlike the burdensome process for approving Sub-Advisory Agreements, Board approval is not required at all if the Adviser accesses the desired exposures through investments in other funds. Investments by Subadvised Series in registered funds must be made in compliance with the limitations in Section 12(d)(1) of the 1940 Act. When the Adviser accesses the desired exposures through investing the Subadvised Series’ assets in private funds, however, Section 12(d)(1) does not limit the amount of a registered fund’s total assets that may be invested in the underlying private fund.8 If the requested order is not granted, the Adviser will continue to have the option of accessing a desired investment exposure between in-person Board meeting dates through investments in other funds managed by the prospective Sub-Adviser, including private funds, which could increase costs for shareholders when retaining the Sub-Adviser to manage a sleeve of the Subadvised Series directly is a viable option. For example, acquired fund fees and expenses generated by a fund investing in another fund are generally higher than the fees generated if a sub-adviser were hired to manage the strategy directly for the fund.

[8]	Such investments in private funds would be subject to other applicable provisions of the 1940 Act.

The requested order would be consistent with the Board’s statutory duty to request and evaluate such information as may reasonably be necessary to evaluate the terms of a Sub-Advisory Agreement. For example, the Adviser may identify a Sub-Adviser prior to an in-person Board meeting date that it wants to engage, but there may not be enough time before the in-person meeting date for management to compile and furnish the complete package of materials that the Board requests to evaluate the Sub-Advisory Agreement in accordance with its duties under Section 15(c), along with a summary of the Sub-Adviser’s compliance program to support the Board’s approval of the Sub-Adviser’s policies and procedures in accordance with Rule 38a-1(a)(2) under the 1940 Act. The requested order would benefit a Subadvised Series by allowing the Board, including a majority of the Independent Board Members, to approve a Sub-Adviser Change at an appropriate time once diligence is complete, instead of waiting until the next in-person Board meeting date and potentially missing out on market opportunities.

The requested order would also apply to material amendments to a Sub-Advisory Agreement.9 For example, a Sub-Advisory Agreement with an existing Sub-Adviser may be limited to a particular sub-strategy, although the Sub-Adviser has the expertise and ability to manage additional sub-strategies. If the Adviser desires to engage the Sub-Adviser to manage a separate discrete portion of a Subadvised Series’ assets in accordance with a sub-strategy that is not currently within the scope of the guidelines under the Sub-Adviser’s existing Sub-Advisory Agreement, but is otherwise consistent with a Subadvised Series’ investment objective and strategies, the Adviser may determine it is necessary to materially amend the Sub-Advisory Agreement. If the Adviser’s portfolio management team makes this determination between in-person Board meeting dates, the Board of the Subadvised Series could approve the Sub-Adviser Change at a non-in-person meeting in reliance on, and subject to the conditions of, the requested order. See Section IV.B. below for additional legal analysis supporting the rationale for the requested relief.

III.	REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

IV.	LEGAL ANALYSIS

A.	Applicable Law

Section 15(c) of the 1940 Act prohibits a registered fund having a board from entering into, renewing or performing any contract or agreement whereby a person undertakes regularly to serve or act as an investment adviser (including a sub-adviser) of the registered fund, unless the terms of such contract or agreement and any renewal thereof have been approved by the vote of a majority of the registered fund’s board members, who are not parties to such contract or agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval.

Section 15(c) provides that it shall be the duty of the board members of a registered fund to request and evaluate, and the duty of an investment adviser (or sub-adviser) to such registered fund to furnish, such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser (or sub-adviser) of such registered fund.

[9]	The requested relief would not apply to renewals of a Sub-Advisory Agreement.

B.	Discussion

1.	Necessary or Appropriate in the Public Interest

Applicants believe that permitting the Independent Board Members to approve Sub-Adviser Changes at non-in-person meetings without incurring unnecessary delay or expense is necessary or appropriate and in the interests of Subadvised Series’ shareholders and will allow the Subadvised Series to operate more efficiently. Without the delay inherent in holding in-person Board meetings (and the attendant difficulty of obtaining the necessary quorum for, and the additional costs of, an unscheduled in-person Board meeting), the Subadvised Series will be able to act more quickly and with less expense to add or replace Sub-Advisers when the Board and the Adviser believe that a change would benefit the Subadvised Series. Under the multi-manager structure, the selection of a Sub-Adviser is similar to changes in the membership of a registered fund’s portfolio management team, which do not require registered fund board approval.

In essence, the in-person meeting requirement creates an artificial impediment that may prevent the Board of a Subadvised Series from taking immediate action once the Adviser completes its diligence of a potential Sub-Adviser that it wishes to on-board. Requiring the Board to hold an off-cycle in-person meeting to approve a Sub-Adviser Change, or to delay its approval until its next regularly scheduled in-person meeting, creates an unnecessary burden for the Board and the Adviser that is not beneficial for shareholders or necessary or appropriate in the public interest.

2.	Consistent with the Protection of Investors

Applicants believe that the requested relief is consistent with the protection of investors. Primary responsibility for management of the Subadvised Series, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board. Each Investment Advisory Agreement is, and will remain, fully subject to the requirements of Section 15(c) of the 1940 Act.

Once the Adviser makes an informed selection of a Sub-Adviser, Applicants believe it would be consistent with the protection of investors to permit the Board, including a majority of the Independent Board Members, to approve the Sub-Adviser Change at a non-in-person meeting called for the purpose of voting on such approval. Any such non-in-person approval would be conducted in accordance with the Board’s typical process for approving a Sub-Adviser Change and consistent with the Board’s duty under Section 15(c) to request and evaluate such information as may reasonably be necessary to evaluate the terms of any Sub-Advisory Agreement, and the Adviser’s and Sub-Adviser’s duty under Section 15(c) to furnish such information. Management will represent that the materials provided to the Board for the non-in-person meeting include the same information the Board would have received if approval of the Sub-Adviser Change were sought at an in-person Board meeting. In connection with seeking Board approval of a Sub-Adviser Change at a non-in-person meeting, the Adviser will recommend the retention of the Sub-Adviser and the Company’s chief compliance officer or his or her designee will provide such information as the Board may reasonably request to assist it in determining that the Sub-Adviser has adopted policies and procedures reasonably designed to prevent violation of the “federal securities laws”10 by the Sub-Adviser. If, however, one or more Board members assert that an in-person meeting would make a difference and request that the Sub-Advisory Agreement be considered in-person, then the Board will wait to consider the Sub-Advisory Agreement until an in-person meeting is convened, unless such request is rescinded.

[10]	As defined in Rule 38a-1(e)(1) under the 1940 Act, as amended.

If the requested relief is not granted, the Adviser would continue to have the option of accessing a desired exposure by investing a Subadvised Series’ assets in a fund managed by the Sub-Adviser. Retaining a Sub-Adviser to manage a portion of a Subadvised Series, as opposed to investing in a fund managed by the Sub-Adviser, provides several benefits to the Subadvised Series and its shareholders that support the requested exemptive relief and are consistent with the protection of investors. The benefits to a Subadvised Series and its shareholders from retaining a Sub-Adviser to gain a desired exposure, instead of accessing the exposure through an investment in another fund, include:

1.	Daily transparency regarding investments managed by the Sub-Adviser;

2.	Annual review of the Sub-Adviser’s compliance program;

3.	Avoiding additional acquired fund fees and expenses;

4.	Annual Board review of the Sub-Advisory Agreement and related compensation;

5.	Ability to access the exposure directly instead of through a vehicle that may not allow for daily liquidity and may not be subject to the protections of the 1940 Act;

6.	Allowing the Adviser to customize the strategy implemented by the Sub-Adviser to access the exposure;

7.	Avoiding costs that would be borne by the Subadvised Series to hold additional in-person Board meetings, such as travel, lodging and meals; and

8.

Under Section 36(b) of the 1940 Act, the Sub-Adviser will be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, from the Subadvised Series.

3.	Consistent with the Policy and Provisions of the 1940 Act

Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act. The requirement that the vote of a majority of a registered fund’s disinterested board members approving an advisory agreement or a sub-advisory agreement be cast in person was added to Section 15(c) of the 1940 Act by the Investment Company Amendments Act of 1970 (the “1970 Amendments Act”).11 Congress states in the legislative history of the 1970 Amendments Act that the bill would amend Section 15(c) to provide that the voting requirements of the Section “can be satisfied only by directors who are personally present at a meeting at which their votes are taken. The proposed amendment is intended to assure informed voting on matters which require action by the board of directors of registered investment companies.”12 (emphasis added.) The staff of the Commission has stated that this “requirement that disinterested directors cast their votes in person represents a strong Congressional policy in favor of eliminating absentee approval by board members.”13

[11]	See Investment Company Amendments Act of 1970, Public Law 91-547, enacted December 14, 1970.
[12]	Investment Company Amendments Act of 1970, H.R. Rep. No. 1382, 91st Cong., 2d Sess. 25-26 (1970); Investment Company Amendments Act of 1969, S. Rep. No. 184, 91st Cong., 1st Sess. 39 (1969).
[13]

American National Growth Fund, Inc., SEC Staff Letter (Nov. 17, 1974). The in-person voting requirements were added as part of the 1970 Amendments Act and have historically been viewed as requiring directors to be “physically present” when voting. Pub. L. 91-547 (Dec. 14, 1970).

The Commission has provided exemptive relief from the in-person meeting requirement in Section 15(c) by amending Rule 15a-4 under the 1940 Act to, among other things, permit registered fund boards “to participate in a meeting to approve an interim contract [with an investment adviser or a sub-adviser] by any means of communication that allows all participants to hear each other at the same time, such as a telephone conference.”14 The Commission stated at the time that “[t]his provision should result in savings in time and travel costs.”15 In the twenty years that have passed since this amendment to Rule 15a-4, registered fund boards have routinely relied on this exemptive relief from the in-person meeting requirement to approve certain interim advisory contracts at non-in-person board meetings while continuing to fulfill their statutory duty to evaluate the terms of the contract.

Almost five decades have elapsed since the in-person meeting requirement was added to Section 15(c) of the 1940 Act. Due to the countless technological advances that have occurred since the 1970s, registered funds are able to provide materials to their board members electronically in an easily readable format, and board members can easily communicate with one another and with management in advance of a meeting through various forms of communication, many of which did not exist in 1970. These technological advances allow registered fund board members to assure they are well informed prior to a board meeting date. Given the various forms of communication available today, registered fund boards can hold non-in-person meetings at which each board member is personally present and able to assure themselves that they are informed as to the matters at the non-in-person meeting that require action by the registered fund board.

The requested relief would not result in absentee approval of Sub-Adviser Changes by the Independent Board Members. The Independent Board Members necessary to approve a Sub-Adviser Change would be personally present and participating in a meeting where all participating Board members can hear each other and be heard by each other during the meeting.16 The requested relief could not be relied upon to approve a Sub-Adviser Change by written consent or another form of absentee approval by the Independent Board Members. Similar to the amendments to Rule 15a-4, the requested relief would result in savings in time and travel costs. In light of the foregoing analysis, the Applicants submit that the requested relief would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting an in-person Board meeting.

V.	PRECEDENT

The Commission has issued exemptive orders under the 1940 Act permitting a fund’s board to approve a Sub-Adviser Change, without complying with the requirement under Section 15(c) of the 1940 Act that the board meet in-person to conduct such approvals, in situations where the fund would benefit

[14]	Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 24177 (Nov. 29, 1999).
[15]

Id. See also Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 23325 (July 22, 1998) (“The proposed amendments also would facilitate a special meeting to approve an interim contract, by permitting the fund’s board of directors to participate by telephone or similar means of communication that allows all participants to hear each other at the same time.”). Allowing the flexibility to approve Sub-Adviser Changes at a non-in-person meeting would avoid unnecessarily burdening registered fund board members with the time and cost associated with travel for and attendance at additional in-person meetings.

[16]	Technology that includes visual capabilities will be used unless unanticipated circumstances arise.

from effecting a Sub-Adviser Change promptly.17 The Commission stated in Blackstone that while it continued to believe that a board’s decision-making process may benefit from the directors’ having the opportunity to interact in person, as a group, and individually, it recognized that under the circumstances described in the application, the need to act promptly for the benefit of a fund may justify the board’s meeting on a non-in-person basis, and that technological advances enable directors to hold such meetings in a manner where the directors can be personally present and able to assure themselves that they are informed as to the matter that requires action by the board.

VI.	CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.

The Independent Board Members will approve the Sub-Adviser Change at a non-in-person meeting in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.

2.

Management will represent that the materials provided to the Board for the non-in-person meeting include the same information the Board would have received if a Sub-Adviser Change were sought at an in-person Board meeting.

[17]

See, e.g., Blackstone Alternative Investment Funds, et al., Investment Company Act Release Nos. 33748 (Jan. 21, 2020) (notice) and 33801 (Feb. 19, 2020) (order) (“Blackstone”); Principal Funds, Inc., et al., Investment Company Act Release Nos. 33973 (Aug. 19, 2020) (notice) and 34013 (Sept. 15, 2020) (order); Northern Funds and Northern Trust Investments, Investment Company Act Release Nos. 34095 (Nov. 13, 2020) (notice) and 34133 (Dec. 9, 2020) (order); Columbia Funds Series Trust, et al., Investment Company Act Release Nos. 34197 (Feb. 18, 2021) (notice) and 34224 (March 16, 2021) (order); Russell Investment Company, et al., Investment Company Act Release Nos. 34200 (Feb. 23, 2021) (notice) and 34238 (Mar. 30, 2021) (order); Nationwide Mutual Funds, et al., Investment Company Act Release Nos. 34302 (June 16, 2021) (notice) and 34329 (July 13, 2021) (order); Optimum Fund Trust, et al., Investment Company Act Release Nos. 34386 (Sept. 27, 2021) (notice) and 34410 (Oct. 25, 2021) (order); SEI Asset Allocation Trust, et al., Investment Company Act Release Nos. 34418 (Nov. 15, 2021) (notice) and 34437 (Dec. 13, 2021) (order); Bridge Builder Trust, et al., Investment Company Act Release Nos. 34433 (Dec. 3, 2021) (notice) and 34456 (Dec. 29, 2021) (order); Brinker Capital Destinations Trust, Investment Company Act Release Nos. 34501 (Feb. 10, 2022) (notice) and 34526 (Mar. 8, 2022) (order); Morgan Stanley Pathway Funds, Investment Company Act Release Nos. 34502 (Feb. 10, 2022) and 34525 (Mar. 8, 2022) (order); Brighthouse Funds Trust I, et al., Investment Company Act Release Nos. 34552 (Apr. 1, 2022) (notice) and 34572 (Apr. 27, 2022) (order); Goldman Sachs Trust II, et al., Investment Company Act Release Nos. 34638 (June 27, 2022) (notice) and 34654 (July 25, 2022) (order); Pacific Funds Series Trust, et al., Investment Company Act Release Nos. 34671 (August 11, 2022) (notice) and 34697 (September 8, 2022) (order); Lincoln Variable Insurance Products Trust and Lincoln Investment Advisors Corporation, Investment Company Act Release Nos. 34727 (October 13, 2022) (notice) and 34749 (November 8, 2022) (order); Guidestone Funds and Guidestone Capital Management, LLC, Investment Company Act Release Nos. 34812 (January 19, 2023) (notice) and 34833 (February 14, 2023) (order); PACE Select Advisors Trust, UBS Series Funds, The UBS Funds, U.S. Monthly Income Fund For Puerto Rico Residents, Inc., Short Term Investment Fund For Puerto Rico Residents, Inc., Multi-Select Securities Fund For Puerto Rico Residents, UBS Asset Management (Americas) Inc., and UBS Asset Managers of Puerto Rico, a division of UBS Trust Company of Puerto Rico, Investment Company Act Release Nos. 34960 (July 13, 2023) (notice) and 34983 (August 8, 2023) (order); Morningstar Funds Trust and Morningstar Investment Management LLC., Investment Company Act Release Nos. 34958 (July 7, 2023) (notice) and 34980 (August 1, 2023) (order); Guardian Variable Products Trust and Park Avenue Institutional Advisers LLC, Investment Company Act Release Nos. 35459 (January 24, 2025) (notice) and 35473 (February 19, 2025) (order); The Advisor’s Inner Circle Fund III, et al., Investment Company Act Release Nos. 35581 (May 12, 2025) and 35625 (Jun. 9, 2025) (order); Mercer Funds and Mercer Investments LLC, Investment Company Act Release Nos. 35604 (May 21, 2025) (notice) and 35643 (Jun. 17, 2025) (order); Venerable Variable Insurance Trust, et al., Investment Company Act Release Nos. 35633 (Jun. 11, 2025) (notice) and 35670 (Jul. 8, 2025) (order); ARK ETF Trust and ARK Investment Management LLC, Investment Company Act Release Nos. 35814 (Nov. 25, 2025) (notice) and 35841 (Dec. 23, 2025) (order); Carillon Series Trust and Carillon Tower Advisers, Inc., Investment Company Act Release Nos. 35918 (Jan. 27, 2026) (notice) and 35988 (Feb. 24, 2026) (order); and Harbor Funds, et al. Investment Company Act Release Nos. 35951 (Feb. 12, 2026) (notice) and 36011 (March 10, 2026) (order).

3.

The notice of the non-in-person meeting will explain the need for considering the Sub-Adviser Change at a non-in-person meeting. Once notice of the non-in-person meeting to consider a Sub-Adviser Change is sent, Board members will be given the opportunity to object to considering the Sub-Adviser Change at a non-in-person Board meeting. If a Board member requests that the Sub-Adviser Change be considered in-person, the Board will consider the Sub-Adviser Change at an in-person meeting, unless such request is rescinded.

4.	A Subadvised Series’ ability to rely on the requested relief will be disclosed in the Subadvised Series’ registration statement.

5.

In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

VII.	PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, the Company states that its address is 2919 Allen Parkway Houston, Texas 77019 and the Adviser states that its address is 2919 Allen Parkway Houston, Texas 77019, and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby represents that the undersigned is authorized to file this Application and any further amendments thereto in the name of and on behalf of the respective Applicant. The authorizations required by Rule 0-2(c) under the 1940 Act are attached hereto as Exhibits A-1 through A-2 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibits B-1 through B-2 to this Application.

Applicants request that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

In accordance with Rule 0-5(d) under the 1940 Act, Applicants request expedited review of the Application by the Commission. In accordance with Rule 0-5(e)(2) under the 1940 Act, included as Exhibit C to this Application are two marked copies of the Application showing changes from the final versions of two recent applications identified by Applicants as substantially identical to the Application under Rule 0-5(e)(3) under the 1940 Act.

VIII.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

The Applicants have caused this Application to be duly signed on their behalf on the 4th day of May, 2026.

Respectfully submitted,
VALIC COMPANY I

By:	/s/ Kevin Adamson
Name: Kevin Adamson
Title: President

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

By:	/s/ Kevin J. Adamson
Name: Kevin J. Adamson
Title: Senior Vice President

May 4, 2026

EXHIBIT INDEX

Authorization of VALIC Company I	Exhibit A-1

Authorization of Variable Annuity Life Insurance Company	Exhibit A-2

Verification of VALIC Company I	Exhibit B-1

Verification of Variable Annuity Life Insurance Company	Exhibit B-2

Marked Copies of the Application Pursuant to Rule 0-5(e)	Exhibits C-1 and C-2

EXHIBIT A-1

VALIC COMPANY I

Authorization to File Exemptive Application

The undersigned, Christopher Tafone, hereby certifies that he is the duly appointed Secretary of VALIC Company I (the “Company”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940 (the “1940 Act”), the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter and bylaws of the Company have been taken and the person signing and filing the Application on behalf of the Company is fully authorized to do so; and that the Board of Directors of the Company adopted the following resolutions at a meeting of the Board of the Company held on April 21, 2026, in accordance with the bylaws of the Company, and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

VOTED:	That the appropriate officers of the Company be, and hereby are, authorized to file on behalf of the Company an application with the SEC for an order pursuant to Section 6(c) of the 1940 Act, exempting the Company and The Variable Annuity Life Insurance Company (the “Adviser”) from Section 15(c) of the 1940 Act to permit the Board of Directors, including a majority of those board members who are not parties to such contract or agreement or “interested persons”, as defined in Section 2(a)(19) of the 1940 Act, of any such party to promptly enter into or materially amend a contract or agreement pursuant to which a Sub-Adviser manages all or a portion of the assets of a Series or provides model portfolio recommendation(s) to the Adviser that would be utilized in connection with the management of a Series at a non-in-person meeting for the purpose of voting on such approval, which would allow a Sub-Advised Series and its shareholders to benefit from a prompt Sub-Adviser Change.

VOTED	That the appropriate officers of the Company be, and hereby are, authorized to file on behalf of the Company with the SEC any amendments to the exemptive application in such form as the officers or any one of the officers deem necessary and appropriate to do any and all things necessary or proper under the 1940 Act, the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the 1933 Act, and the Securities Exchange Act of 1934, as amended (the “1934 Act”), including the submission and filing of any and all amendments, reports and other documents deemed by such officer to be necessary or proper to accomplish the objectives of these resolutions.

VOTED:	That the appropriate officers of the Company be, and each of them hereby is, authorized, empowered and directed to take all actions and to execute all documents necessary to give full effect to the foregoing resolutions in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon.

By: Name: Title: Dated:	/s/ Christopher Tafone Christopher Tafone Secretary May 4, 2026

EXHIBIT A-2

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

Authorization to File Exemptive Application

The undersigned, William Lanston, hereby certifies that he is the duly elected Assistant Secretary of The Variable Annuity Life Insurance Company (the “Adviser”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents of the Adviser have been taken; and that the person signing and filing the Application by the Adviser is fully authorized to do so.

By:	/s/ William Langston
Name:	William Langston
Title:	Assistant Secretary
Dated:	May 4, 2026

EXHIBIT B-1

VALIC COMPANY I

VERIFICATION PURSUANT TO RULE 0-2(D)

The undersigned states he has duly executed the attached Application dated May 4, 2026, for and on behalf of VALIC Company I? that he is the President of such Company? and that all action by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

VALIC COMPANY I

By:	/s/ Kevin Adamson
Name:	Kevin Adamson
Title:	President

EXHIBIT B-2

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

VERIFICATION PURSUANT TO RULE 0-2(D)

The undersigned states he has duly executed the attached Application dated May 4, 2026, for and on behalf of The Variable Annuity Life Insurance Company ; that he is the Senior Vice President of such company? and that all action by officers, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

By:	/s/ Kevin Adamson
Name:	Kevin Adamson
Title:	Senior Vice President

Exhibit C-1

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

File No. 812-[•]

As ~~Filed~~filed with the Securities and Exchange Commission on ~~December 18~~May 18, ~~2025~~2026

~~File No. [ ]~~

~~U.S. SECURITIES AND EXCHANGE COMMISSION~~

U.S. Securities and Exchange Commission

Washington, D.C. 20549

APPLICATION PURSUANT TO SECTION 6(c) OF THE

INVESTMENT COMPANY ACT OF 1940, AS AMENDED,

FOR AN ORDER OF EXEMPTION FROM SECTION 15(c) OF THE ACT

~~EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)~~

In the Matter of

~~CARILLON SERIES TRUST~~

~~CARILLON TOWER ADVISERS, INC.~~

~~880 Carillon Parkway~~

~~St. Petersburg, FL 33716~~

VALIC COMPANY I

2919 Allen Parkway

Houston, Texas 77019

and

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

2919 Allen Parkway

Houston, Texas 77019

Please direct all ~~written or oral~~ communications regarding this Application to:

~~Susan L. Walzer~~

~~Carillon Series Trust~~

~~880 Carillon Parkway~~

~~St. Petersburg, FL 33716~~

~~Copy to:~~

~~Kathy Kresch Ingber~~Elliot J. Gluck, Esq.

~~K&L Gates~~Willkie Farr & Gallagher LLP

~~1601 K Street, NW~~

~~Washington, D.C. 20006-1600~~

787 Seventh Avenue

New York, New York 10019

Email: egluck@Willkie.com

with a copy to:

~~(202) 778-9015~~

Christopher Tafone

The Variable Annuity Life Insurance Company

2919 Allen Parkway

~~Kathy.Ingber@klgates~~Houston, Texas 77019Email: christopher.tafone@corebridgefinancial.com

This Application (including ~~Exhibits~~exhibits) contains ~~66~~61 pages.

~~UNITED STATES OF AMERICA~~

~~BEFORE THE~~

~~SECURITIES AND EXCHANGE COMMISSION~~

~~WASHINGTON, D.C. 20549~~

~~In the Matter of~~

~~Carillon Series Trust~~

~~and~~

~~Carillon Tower Advisers, Inc.~~

~~880 Carillon Parkway~~

~~St. Petersburg, FL 33716~~

~~)~~

~~)~~

~~)~~

~~)~~

~~)~~

~~)~~

~~)~~

~~)~~

~~)~~

~~APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM SECTION 15(c) OF THE ACT~~

~~Investment Company Act of 1940~~

~~File No. [ ]~~

I.	INTRODUCTION

~~Carillon Series Trust~~VALIC Company I (the “~~Trust~~ Company”),1~~,~~ a registered open-end management investment company that offers ~~one or more~~multiple series of shares~~, on its own behalf and on behalf of its existing and future series~~ (each, a “Series”and, collectively, the “Series”), ~~and Carillon Tower Advisers, Inc., also doing business as Raymond James Investment Management (“Carillon” or~~ on its own behalf and on behalf of each Series, and The Variable Annuity Life Insurance Company (the “Adviser,” and together with the ~~Trust~~Company and the Series, the “Applicants”),2 the investment adviser to the ~~Trust~~Company, hereby file this application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting Applicants from Section 15(c) of the 1940 Act to permit the Board of ~~Trustees~~Directors of the ~~Trust~~Company (the “Board”),3 including a majority of those board members who are not parties to such contract or agreement or “interested persons,” as defined in Section 2(a)(19) of the 1940 Act, of any such party (the “Independent Board Members”), to promptly enter into or materially amend a contract or agreement pursuant to which a sub-adviser (each, a “Sub-Adviser”) manages all or a portion of the assets of a Series or provides model portfolio or investment recommendation(s) to the Adviser that would be utilized in connection with the management of a Series (each, a “Sub-Advisory Agreement”) (each, such action, a “Sub-Adviser Change”) at a non-in-person meeting called for the purpose of voting on such approval,4 which would allow a Subadvised Series (as defined below) and its shareholders to benefit from a prompt Sub-Adviser Change.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered management investment company or Series thereof that intends to rely on the requested order in the future and that (i) is managed by the Adviser, (ii) uses the multi-manager structure described in this Application, and (iii) complies with the terms and conditions set forth herein (each, a “Subadvised Series”).5 All registered investment companies that intend to rely on the requested order are named as Applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.

Applicants are seeking this exemption to enable the Adviser and the Board to obtain for each Subadvised Series the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited to manage, or to provide model portfolio or investment recommendation(s) with respect to, all or a portion of the assets of the Subadvised Series, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening an in-person meeting of the Board to approve the Sub-Adviser Change. The requested relief is necessary so that the Board can take action quickly under the circumstances set out in this Application.

[1]	As used herein, the term “~~Trust~~Company” includes any existing or future type of business organization operating as a registered management investment company that is managed by the Adviser.
[2]

The term “Adviser” includes (i) the Adviser or its successors and (ii) any entity controlling, controlled by or under common control with, the Adviser or its successors. For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

[3]	The term “Board” also includes the board of director or trustees ~~or directors~~ of a future Subadvised Series.
[4]

References in this Application to “non-in-person” Board meetings refer to any Board meeting (other than an in-person meeting) in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.

[5]

For purposes of this Application, the term “Sub-Adviser” will also apply to any Sub-Adviser to any wholly-owned subsidiary, as defined in the 1940 Act, of a Subadvised Series (each, a “Subsidiary” and collectively, the “Subsidiaries”). The Adviser will serve as investment adviser to each Subsidiary and may retain one or more Sub-Advisers to manage or provide model portfolio or investment recommendation(s) with respect to the assets of a Subsidiary. Applicants also request relief with respect to any Sub-Advisers who serve as Sub-Advisers to a Subsidiary. Where appropriate, Subsidiaries are also included in the term “Subadvised Series.”

If the requested relief is granted, the Adviser would be permitted to implement a Sub-Adviser Change related to a Subadvised Series that was approved by the Board, including a majority of the Independent Board Members, at a non-in-person meeting. For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that each Subadvised Series and its shareholders would benefit from the requested relief because of delays in hiring or replacing a Sub-Adviser and costs associated with holding an in-person Board meeting to approve a Sub-Adviser Change in the absence of such relief.

II.	BACKGROUND

A.	The Applicants

1.	The ~~Trust~~ Company

The ~~Trust~~Company is organized as a ~~Delaware statutory trust~~Maryland corporation and is registered with the Commission as an open-end management investment company under the 1940 Act. Currently, the ~~Trust~~Company is comprised of ~~nineteen (19) Series, one (1) of which has not commenced operations as of the date set forth above~~36 Series. Shares of each Series are ~~or will be~~ offered and sold pursuant to a registration statement on Form N-1A. The Adviser serves ~~or will serve~~ as an “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Series. The ~~Trust~~Company and the Series are not required to hold annual shareholder meetings. Each Series may have its own distinct investment objective, policies, and restrictions.

2.	The Adviser

~~Carillon is a corporation~~The Adviser is a is a stock life insurance company organized under the laws of ~~the State of Florida~~Texas and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”)~~. Carillon~~, and serves or will serve~~, and each other Adviser will serve, as the~~ as investment adviser to each ~~Subadvised~~ Series pursuant to an investment advisory agreement with the ~~Trust~~Company (each, an “Investment Advisory Agreement” and, together, the “Investment Advisory Agreements”). ~~Carillon and each other~~Any future Adviser ~~are or~~also will be registered with the Commission as an investment adviser under the Advisers Act.

Each Investment Advisory Agreement has been or will be approved by the Board, including a majority of the Independent Board Members, and by the shareholders of the relevant Subadvised Series~~,~~ in the manner required by Sections 15(a) and 15(c) of the 1940 Act and, if applicable, Rule 18f-2 thereunder. The terms of ~~these~~the Investment Advisory Agreements comply or will comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the provisions of the 1940 Act with respect to the Investment Advisory Agreements. Pursuant to the terms of each Investment Advisory Agreement, the Adviser, subject to the supervision of the Board, will provide continuous investment ~~management~~advisory services to each Subadvised Series. The Adviser will have responsibility for determining what portion of each Subadvised Series’ portfolio will be invested in securities and other assets and what portion, if any, will be held uninvested in cash or cash equivalents. The Adviser will periodically review ~~a~~each Subadvised Series’ investment policies and strategies and, based on the need of a particular Series, may recommend changes to the investment policies and strategies of the Series for consideration by the Board.

Each Investment Advisory Agreement will provide that the Adviser may, subject to the approval of the Board, including a majority of the Independent Board Members, and the shareholders of the applicable Subadvised Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Series to one or more Sub-Advisers. In accordance with each Investment Advisory Agreement, the Adviser will oversee each Sub-Adviser in its performance of its duties. The Adviser will continue to have overall responsibility for the management and investment of the assets of each Subadvised Series.

For its services to each Subadvised Series under the Investment Advisory Agreement, the Adviser will receive an investment ~~management~~advisory fee from that Subadvised Series. A Sub-Adviser will receive an investment ~~management~~advisory fee from the Adviser or directly from the Subadvised Series.~~6~~

Under this structure, the Adviser, in its capacity as investment adviser, evaluates and oversees Sub-Advisers and makes recommendations about the hiring, termination, and replacement of Sub-Advisers to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a “multi-manager” structure.

3.	The Sub-Advisers

Pursuant to the authority under the Investment Advisory Agreement, the Adviser may enter into Sub-Advisory Agreements with various Sub-Advisers on behalf of the Subadvised Series. The Sub-Advisers ~~currently are and~~ will ~~continue to~~ be “investment advisers” to the Subadvised Series within the meaning of Section 2(a)(20) of the 1940 Act and will provide investment ~~management~~advisory services to the Subadvised Series subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, the Sub-Advisers ~~are and~~ will ~~continue to~~ be registered with the Commission as investment advisers under the Advisers Act or not subject to such registration. The Adviser ~~currently does and~~ will ~~continue to~~ engage in an on-going analysis of the continued advisability of retaining a Sub-Adviser and will make recommendations to the Board as needed. The Adviser ~~does and~~ will ~~continue to~~ negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to the Sub-Advisers, and will make recommendations to the Board as needed.

All Sub-Advisory Agreements currently in effect have been approved by the Board, including a majority of the Independent Board Members, and the initial shareholder of the applicable Subadvised Series in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder, unless shareholder approval was not required in reliance on applicable exemptive relief.~~7~~6 All future Sub-Advisory Agreements will be approved by the Board in the same manner, provided that the Independent Board Members could approve a Sub-Adviser Change at a non-in-person Board meeting in reliance on the requested relief. The terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act.

Pursuant to the Sub-Advisory Agreements, the Adviser has agreed or will agree to pay the Sub-Advisers a fee out of the fee paid to the Adviser under the Investment Advisory Agreement.~~8~~7

~~[6]~~ 	~~Currently, all Sub-Advisers receive an investment advisory fee from the Adviser.~~
[6]

Applicants currently rely on a multi-manager exemptive order to implement Sub-Adviser Changes without obtaining shareholder approval. See ~~Carillon Series Trust and Carillon Tower Advisers, Inc. (812-14194)~~American General Series Portfolio Company 2, et al., Investment Company Act Release Nos. ~~33464 (May 2, 2019~~23386 (August 12, 1998) (notice) and ~~33494 (May 29, 2019~~23429 (September 9, 1998) (order). Applicants have applied for a new multi-manager exemptive order (812-15997) (February 26, 2026). In the future, the Adviser, a Sub-Adviser and a Subadvised Series may rely on an amended version of this multi-manager exemptive order or substantially similar relief.

[7]	A Subadvised Series also may pay advisory fees directly to a Sub-Adviser.

B.	Multi-Manager Structure

In recent years, a number of investment advisers, including the Adviser, have sponsored investment companies registered under the 1940 Act or series thereof (each, a “registered fund”) that provide exposure to strategies across various asset classes. These registered funds allow investors to more easily access such strategies without the additional transaction costs and administrative burdens of investing in multiple funds to seek to achieve comparable exposures and investment allocations. Such registered funds may be structured as (i) multi-manager funds where the investment adviser selects one or more sub-advisers to manage portions of the registered fund’s assets; (ii) fund of funds where the Adviser invests a registered fund’s assets in multiple registered funds or investment companies that rely on an exception from registration under the 1940 Act (each, a “private fund”and, together with the registered funds, each a “fund”and together, the “funds”) to gain the exposures; or (iii) a combination of a multi-manager fund and a fund of funds.

When a Subadvised Series utilizes a multi-manager strategy, its Adviser achieves its desired exposures to specific strategies by allocating discrete portions of the Subadvised Series’ assets to one or more Sub-Advisers and, in some cases, by managing a portion of the Subadvised Series’ assets directly. Each Sub-Adviser manages its discrete portion of the Subadvised Series’ assets in accordance with specific investment guidelines. Over time, the Adviser may adjust the Subadvised Series’ allocations among the various strategies and sub-strategies based on the Adviser’s assessment of market conditions and potential investment opportunities.

C.	Rationale for the Requested Relief

When the Adviser deploys a multi-manager structure to access the desired exposures, each Sub-Advisory Agreement must be entered into, materially amended and renewed in accordance with the provisions of Section 15 of the 1940 Act, as modified by any applicable exemptive relief. Section 15(c) requires that the Sub-Advisory Agreement be approved by the vote of a majority of the Independent Board Members cast at an in-person meeting. Boards of registered funds, including the Board of the ~~Trust~~Company, typically hold in-person meetings on a quarterly (or more frequent) basis. Markets are not static, however, throughout the three to four months between in-person registered fund board meeting dates. During these periods, market conditions may change or investment opportunities may arise that the Adviser may wish to take advantage of by implementing a Sub-Adviser Change. Other circumstances may arise from time to time, including when there is a change in control of a Sub-Adviser that results in an “assignment” of the Sub-Advisory Agreement, as that term is defined for the purposes of the 1940 Act, or when a Sub-Adviser provides notice of its intent to terminate operations or its then effective Sub-Advisory Agreement, which may result in the Adviser seeking to implement a Sub-Adviser Change. At these moments it may be impractical and/or costly to hold an additional in-person Board meeting, especially given the geographic diversity of Board members and the additional cost of holding in-person Board meetings. As a result, once the Adviser completes its diligence of a prospective Sub-Adviser, the in-person Board meeting requirement creates an unnecessary burden for the Board that does not benefit the Subadvised Series’ shareholders.

Unlike the burdensome process for approving Sub-Advisory Agreements, Board approval is not required at all if the Adviser accesses the desired exposures through investments in other funds. Investments by Subadvised Series in registered funds must be made in compliance with the limitations in Section 12(d)(1) of the 1940 Act. When the Adviser accesses the desired exposures through investing the Subadvised Series’ assets in private funds, however, Section 12(d)(1) does not limit the amount of a registered fund’s total assets that may be invested in the underlying private fund.~~9~~8 If the requested order is not granted, the Adviser will continue to have the option of accessing a desired investment exposure between in-person Board meeting dates through investments in other funds managed by the prospective Sub-Adviser, including private funds, which could increase costs for shareholders when retaining the Sub-Adviser to manage a sleeve of the Subadvised Series directly is a viable option. For example, acquired fund fees and expenses generated by a fund investing in another fund are generally higher than the fees generated if a sub-adviser were hired to manage the strategy directly for the fund.

The requested order would be consistent with the Board’s statutory duty to request and evaluate such information as may reasonably be necessary to evaluate the terms of a Sub-Advisory Agreement. For example, the Adviser may identify a Sub-Adviser prior to an in-person Board meeting date that it wants to engage, but there may not be enough time before the in-person meeting date for management to compile and furnish the complete package of materials that the Board requests to evaluate the Sub-Advisory Agreement in accordance with its duties under Section 15(c), along with a summary of the Sub-Adviser’s compliance program to support the Board’s approval of the Sub-Adviser’s policies and procedures in accordance with Rule 38a-1(a)(2) under the 1940 Act. The requested order would benefit a Subadvised Series by allowing the Board, including a majority of the Independent Board Members, to approve a Sub-Adviser Change at an appropriate time once diligence is complete, instead of waiting until the next in-person Board meeting date and potentially missing out on market opportunities.

The requested order would also apply to material amendments to a Sub-Advisory Agreement.~~10~~9 For example, a Sub-Advisory Agreement with an existing Sub-Adviser may be limited to a particular sub-strategy, although the Sub-Adviser has the expertise and ability to manage additional sub-strategies. If the Adviser desires to engage the Sub-Adviser to manage a separate discrete portion of a Subadvised Series’ assets in accordance with a sub-strategy that is not currently within the scope of the guidelines under the Sub-Adviser’s existing Sub-Advisory Agreement, but is otherwise consistent with a Subadvised Series’ investment objective and strategies, the Adviser may determine it is necessary to materially amend the Sub-Advisory Agreement. If the Adviser’s portfolio management team makes this determination between in-person Board meeting dates, the Board of the Subadvised Series could approve the Sub-Adviser Change at a non-in-person meeting in reliance on, and subject to the conditions of, the requested order. See Section IV.B. below for additional legal analysis supporting the rationale for the requested relief.

III. REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

[8]	Such investments in private funds would be subject to other applicable provisions of the 1940 Act.
[9]	The requested relief would not apply to renewals of a Sub-Advisory Agreement.

IV. LEGAL ANALYSIS

A.	Applicable Law

Section 15(c) of the 1940 Act prohibits a registered fund having a board from entering into, renewing or performing any contract or agreement whereby a person undertakes regularly to serve or act as an investment adviser (including a sub-adviser) of the registered fund, unless the terms of such contract or agreement and any renewal thereof have been approved by the vote of a majority of the registered fund’s board members, who are not parties to such contract or agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval.

Section 15(c) provides that it shall be the duty of the board members of a registered fund to request and evaluate, and the duty of an investment adviser (or sub-adviser) to such registered fund to furnish, such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser (or sub-adviser) of such registered fund.

B.	Discussion

1.	Necessary or Appropriate in the Public Interest

Applicants believe that permitting the Independent Board Members to approve Sub-Adviser Changes at non-in-person meetings without incurring unnecessary delay or expense is necessary or appropriate and in the interests of Subadvised Series’ shareholders and will allow the Subadvised Series to operate more efficiently. Without the delay inherent in holding in-person Board meetings (and the attendant difficulty of obtaining the necessary quorum for, and the additional costs of, an unscheduled in-person Board meeting), the Subadvised Series will be able to act more quickly and with less expense to add or replace Sub-Advisers when the Board and the Adviser believe that a change would benefit the Subadvised Series. Under the multi-manager structure, the selection of a Sub-Adviser is similar to changes in the membership of a registered fund’s portfolio management team, which do not require registered fund board approval.

In essence, the in-person meeting requirement creates an artificial impediment that may prevent the Board of a Subadvised Series from taking immediate action once the Adviser completes its diligence of a potential Sub-Adviser that it wishes to on-board. Requiring the Board to hold an off-cycle in-person meeting to approve a Sub-Adviser Change, or to delay its approval until its next regularly scheduled in-person meeting, creates an unnecessary burden for the Board and the Adviser that is not beneficial for shareholders or necessary or appropriate in the public interest.

2.	Consistent with the Protection of Investors

Applicants believe that the requested relief is consistent with the protection of investors. Primary responsibility for management of the Subadvised Series, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board. Each Investment Advisory Agreement is, and will remain, fully subject to the requirements of Section 15(c) of the 1940 Act.

Once the Adviser makes an informed selection of a Sub-Adviser, Applicants believe it would be consistent with the protection of investors to permit the Board, including a majority of the Independent Board Members, to approve the Sub-Adviser Change at a non-in-person meeting called for the purpose of voting on such approval. Any such non-in-person approval would be conducted in accordance with the Board’s typical process for approving a Sub-Adviser Change and consistent with the Board’s duty under Section 15(c) to request and evaluate such information as may reasonably be necessary to evaluate the terms of any Sub-Advisory Agreement, and the Adviser’s and Sub-Adviser’s duty under Section 15(c) to furnish such information. Management will represent that the materials provided to the Board for the non-in-person meeting include the same information the Board would have received if approval of the Sub-Adviser Change were sought at an in-person Board meeting. In connection with seeking Board approval of a Sub-Adviser Change at a non-in-person meeting, the Adviser will recommend the retention of the Sub-Adviser and the ~~Trust’s~~Company’s chief compliance officer or his or her designee will provide such information as the Board may reasonably request to assist it in determining that the Sub-Adviser has adopted policies and procedures reasonably designed to prevent violation of the “federal securities laws”10 by the Sub-Adviser. If, however, one or more Board members assert that an in-person meeting would make a difference and request that the Sub-Advisory Agreement be considered in-person, then the Board will wait to consider the Sub-Advisory Agreement until an in-person meeting is convened, unless such request is rescinded.

If the requested relief is not granted, the Adviser would continue to have the option of accessing a desired exposure by investing a Subadvised Series’ assets in a fund managed by the Sub-Adviser. Retaining a Sub-Adviser to manage a portion of a Subadvised Series, as opposed to investing in a fund managed by the Sub-Adviser, provides several benefits to the Subadvised Series and its shareholders that support the requested exemptive relief and are consistent with the protection of investors. The benefits to a Subadvised Series and its shareholders from retaining a Sub-Adviser to gain a desired exposure, instead of accessing the exposure through an investment in another fund, include:

1.	Daily transparency regarding investments managed by the Sub-Adviser;

2.	Annual review of the Sub-Adviser’s compliance program;

3.	Avoiding additional acquired fund fees and expenses;

4.	Annual Board review of the Sub-Advisory Agreement and related compensation;

5.	Ability to access the exposure directly instead of through a vehicle that may not allow for daily liquidity and may not be subject to the protections of the 1940 Act;

6.	Allowing the Adviser to customize the strategy implemented by the Sub-Adviser to access the exposure;

7.	Avoiding costs that would be borne by the Subadvised Series to hold additional in-person Board meetings, such as travel, lodging and meals; and

8.

Under Section 36(b) of the 1940 Act, the Sub-Adviser will be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, from the Subadvised Series.

3.	Consistent with the Policy and Provisions of the 1940 Act

Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act. The requirement that the vote of a majority of a registered fund’s disinterested board members approving an advisory agreement or a sub-advisory agreement be cast in person was added to Section 15(c) of the 1940 Act by the Investment Company Amendments Act of 1970 (the “1970 Amendments Act”).11 Congress states in the legislative history of the 1970 Amendments Act that the bill would amend Section 15(c) to

[10]	As defined in Rule 38a-1(e)(1) under the 1940 Act, as amended.
[11]	See Investment Company Amendments Act of 1970, Public Law 91-547, enacted December 14, 1970.

provide that the voting requirements of the Section “can be satisfied only by directors who are personally present at a meeting at which their votes are taken. The proposed amendment is intended to assure informed voting on matters which require action by the board of directors of registered investment companies.”12 (emphasis added.) The staff of the Commission has stated that this “requirement that disinterested directors cast their votes in person represents a strong Congressional policy in favor of eliminating absentee approval by board members.”13

The Commission has provided exemptive relief from the in-person meeting requirement in Section 15(c) by amending Rule 15a-4 under the 1940 Act to, among other things, permit registered fund boards “to participate in a meeting to approve an interim contract [with an investment adviser or a sub-adviser] by any means of communication that allows all participants to hear each other at the same time, such as a telephone conference.”14 The Commission stated at the time that “[t]his provision should result in savings in time and travel costs.”15 In the twenty years that have passed since this amendment to Rule 15a-4, registered fund boards have routinely relied on this exemptive relief from the in-person meeting requirement to approve certain interim advisory contracts at non-in-person board meetings while continuing to fulfill their statutory duty to evaluate the terms of the contract.

Almost five decades have elapsed since the in-person meeting requirement was added to Section 15(c) of the 1940 Act. Due to the countless technological advances that have occurred since the 1970s, registered funds are able to provide materials to their board members electronically in an easily readable format, and board members can easily communicate with one another and with management in advance of a meeting through various forms of communication, many of which did not exist in 1970. These technological advances allow registered fund board members to assure they are well informed prior to a board meeting date. Given the various forms of communication available today, registered fund boards can hold non-in-person meetings at which each board member is personally present and able to assure themselves that they are informed as to the matters at the non-in-person meeting that require action by the registered fund board.

The requested relief would not result in absentee approval of Sub-Adviser Changes by the Independent Board Members. The Independent Board Members necessary to approve a Sub-Adviser Change would be personally present and participating in a meeting where all participating Board members can hear each other and be heard by each other during the meeting.16 The requested relief could not be relied upon to approve a Sub-Adviser Change by written consent or another form of absentee approval by the Independent Board Members. Similar to the amendments to Rule 15a-4, the requested relief would result in savings in time and travel costs. In light of the foregoing analysis, the Applicants submit that the requested relief would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting an in-person Board meeting.

[12]	Investment Company Amendments Act of 1970, H.R. Rep. No. 1382, 91st Cong., 2d Sess. 25-26 (1970); Investment Company Amendments Act of 1969, S. Rep. No. 184, 91st Cong., 1st Sess. 39 (1969).
[13]

American National Growth Fund, Inc., SEC Staff Letter (Nov. 17, 1974). The in-person voting requirements were added as part of the 1970 Amendments Act and have historically been viewed as requiring directors to be “physically present” when voting. Pub. L. 91-547 (Dec. 14, 1970).

[14]	Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 24177 (Nov. 29, 1999).
[15]

Id. See also Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 23325 (July 22, 1998) (“The proposed amendments also would facilitate a special meeting to approve an interim contract, by permitting the fund’s board of directors to participate by telephone or similar means of communication that allows all participants to hear each other at the same time.”). Allowing the flexibility to approve Sub-Adviser Changes at a non-in-person meeting would avoid unnecessarily burdening registered fund board members with the time and cost associated with travel for and attendance at additional in-person meetings.

[16]	Technology that includes visual capabilities will be used unless unanticipated circumstances arise.

V. PRECEDENT

The Commission has issued exemptive orders under the 1940 Act permitting a fund’s board to approve a Sub-Adviser Change, without complying with the requirement under Section 15(c) of the 1940 Act that the board meet in-person to conduct such approvals, in situations where the fund would benefit from effecting a Sub-Adviser Change promptly.17 The Commission stated in Blackstone that while it continued to believe that a board’s decision-making process may benefit from the directors’ having the opportunity to interact in person, as a group, and individually, it recognized that under the circumstances described in the application, the need to act promptly for the benefit of a fund may justify the board’s meeting on a non-in-person basis, and that technological advances enable directors to hold such meetings in a manner where the directors can be personally present and able to assure themselves that they are informed as to the matter that requires action by the board.

VI. CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.

The Independent Board Members will approve the Sub-Adviser Change at a non-in-person meeting in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.

[17]

See, e.g., Blackstone Alternative Investment Funds, et al., Investment Company Act Release Nos. 33748 (Jan. 21, 2020) (notice) and 33801 (Feb. 19, 2020) (order) (“Blackstone”); Principal Funds, Inc., et al., Investment Company Act Release Nos. 33973 (Aug. 19, 2020) (notice) and 34013 (Sept. 15, 2020) (order); Northern Funds and Northern Trust Investments, Investment Company Act Release Nos. 34095 (Nov. 13, 2020) (notice) and 34133 (Dec. 9, 2020) (order); Columbia Funds Series Trust, et al., Investment Company Act Release Nos. 34197 (Feb. 18, 2021) (notice) and 34224 (March 16, 2021) (order); Russell Investment Company, et al., Investment Company Act Release Nos. 34200 (Feb. 23, 2021) (notice) and 34238 (Mar. 30, 2021) (order); Nationwide Mutual Funds, et al., Investment Company Act Release Nos. 34302 (June 16, 2021) (notice) and 34329 (July 13, 2021) (order); Optimum Fund Trust, et al., Investment Company Act Release Nos. 34386 (Sept. 27, 2021) (notice) and 34410 (Oct. 25, 2021) (order); SEI Asset Allocation Trust, et al., Investment Company Act Release Nos. 34418 (Nov. 15, 2021) (notice) and 34437 (Dec. 13, 2021) (order); Bridge Builder Trust, et al., Investment Company Act Release Nos. 34433 (Dec. 3, 2021) (notice) and 34456 (Dec. 29, 2021) (order); Brinker Capital Destinations Trust, Investment Company Act Release Nos. 34501 (Feb. 10, 2022) (notice) and 34526 (Mar. 8, 2022) (order); Morgan Stanley Pathway Funds, Investment Company Act Release Nos. 34502 (Feb. 10, 2022) and 34525 (Mar. 8, 2022) (order); Brighthouse Funds Trust I, et al., Investment Company Act Release Nos. 34552 (Apr. 1, 2022) (notice) and 34572 (Apr. 27, 2022) (order); Goldman Sachs Trust II, et al., Investment Company Act Release Nos. 34638 (June 27, 2022) (notice) and 34654 (July 25, 2022) (order); Pacific Funds Series Trust, et al., Investment Company Act Release Nos. 34671 (August 11, 2022) (notice) and 34697 (September 8, 2022) (order); Lincoln Variable Insurance Products Trust and Lincoln Investment Advisors Corporation, Investment Company Act Release Nos. 34727 (October 13, 2022) (notice) and 34749 (November 8, 2022) (order); Guidestone Funds and Guidestone Capital Management, LLC, Investment Company Act Release Nos. 34812 (January 19, 2023) (notice) and 34833 (February 14, 2023) (order); PACE Select Advisors Trust, UBS Series Funds, The UBS Funds, U.S. Monthly Income Fund For Puerto Rico Residents, Inc., Short Term Investment Fund For Puerto Rico Residents, Inc., Multi-Select Securities Fund For Puerto Rico Residents, UBS Asset Management (Americas) Inc., and UBS Asset Managers of Puerto Rico, a division of UBS Trust Company of Puerto Rico, Investment Company Act Release Nos. 34960 (July 13, 2023) (notice) and 34983 (August 8, 2023) (order); Morningstar Funds Trust and Morningstar Investment Management LLC., Investment Company Act Release Nos. 34958 (July 7, 2023) (notice) and 34980 (August 1, 2023) (order); Guardian Variable Products Trust and Park Avenue Institutional Advisers LLC, Investment Company Act Release Nos. 35459 (January 24, 2025) (notice) and 35473 (February 19, 2025) (order); The Advisor’s Inner Circle Fund III, et al., Investment Company Act Release Nos. 35581 (May 12, 2025) and 35625 (Jun. 9, 2025) (order); Mercer Funds and Mercer Investments LLC, Investment Company Act Release Nos. 35604 (May 21, 2025) (notice) and 35643 (Jun. 17, 2025) (order); Venerable Variable Insurance Trust, et al., Investment Company Act Release Nos. 35633 (Jun. 11, 2025) (notice) and 35670 (Jul. 8, 2025) (order); and ARK ETF Trust and ARK Investment Management LLC, Investment Company Act Release Nos. 35814 (Nov. 25, 2025) (notice) and 35841 (Dec. 23, 2025) (order).

2.

Management will represent that the materials provided to the Board for the non-in-person meeting include the same information the Board would have received if a Sub-Adviser Change were sought at an in-person Board meeting.

3.

The notice of the non-in-person meeting will explain the need for considering the Sub-Adviser Change at a non-in-person meeting. Once notice of the non-in-person meeting to consider a Sub-Adviser Change is sent, Board members will be given the opportunity to object to considering the Sub-Adviser Change at a non-in-person Board meeting. If a Board member requests that the Sub-Adviser Change be considered in-person, the Board will consider the Sub-Adviser Change at an in-person meeting, unless such request is rescinded.

4.	A Subadvised Series’ ability to rely on the requested relief will be disclosed in the Subadvised Series’ registration statement.

5.

In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

VII. PROCEDURAL MATTERS

Pursuant to Rule 0-2(f)~~, each Applicant~~ under the 1940 Act, the Company states that its address is ~~880 Carillon Parkway, St. Petersburg, FL 33716.~~

2919 Allen Parkway Houston, Texas 77019 and the Adviser states that its address is 2919 Allen Parkway Houston, Texas 77019, and ~~Applicants further state~~ that all written ~~or oral~~ communications ~~concerning~~regarding this Application should be directed to~~:~~ the individuals and addresses indicated on the first page of this Application.

~~Susan L. Walzer~~

~~Carillon Tower Advisers, Inc.~~

~~880 Carillon Parkway~~

~~St. Petersburg, FL 33716~~

~~Copy to:~~

~~Kathy Kresch Ingber, Esq.~~

~~K&L Gates LLP~~

~~1601 K Street, NW~~

~~Washington, D.C. 20006-1600~~

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby represents that the undersigned is authorized to file this Application and any further amendments thereto in the name of and on behalf of the respective Applicant. The authorizations required by Rule 0-2(c) under the 1940 Act are attached hereto as Exhibits A-1 through A-2 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibits B-1 through B-2 to this Application.

Applicants request that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

In accordance with Rule 0-5(d) under the 1940 Act, Applicants request expedited review of the Application by the Commission. In accordance with Rule 0-5(e)(2) under the 1940 Act, included as ~~Exhibits~~Exhibit C~~-1 through C-2~~ to this Application are two marked copies of the Application showing changes from the final versions of two recent applications identified by Applicants as substantially identical to the Application under Rule 0-5(e)(3) under the 1940 Act.

VIII. CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest ~~and~~, consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

The Applicants have caused this Application to be duly signed on their behalf on the ~~18th~~4th day of ~~December~~May, ~~2025~~2026.

~~CARILLON SERIES TRUST~~

Respectfully submitted,

VALIC Company I

By:	/s/ Kevin Adamson
Name: Kevin Adamson
Title: President

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

By:	/s/ Kevin J. Adamson
Name: Kevin J. Adamson
Title: Senior Vice President

~~By:~~	~~/s/ Susan L. Walzer~~
~~Name:~~	~~Susan L. Walzer~~
~~Title:~~	~~President and Principal Executive Officer~~

May 4, 2026

Exhibit Index

Authorization of VALIC Company I	Exhibit A-1

Authorization of Variable Annuity Life Insurance Company	Exhibit A-2

Verification of VALIC Company I	Exhibit B-1

Verification of Variable Annuity Life Insurance Company	Exhibit B-2

Marked Copies of the Application Pursuant to Rule 0-5(e)	Exhibits C-1 and C-2

~~CARILLON TOWER ADVISERS, INC.~~

~~By:~~	~~/s/ Susan L. Walzer~~
~~Name:~~	~~Susan L. Walzer~~
~~Title:~~	~~Director~~

~~EXHIBITS TO APPLICATION~~

~~The following materials are made a part of the Application and are attached hereto:~~

~~Designation~~	~~Document~~
~~Exhibits A-1 through A-2~~	~~Certifications~~
~~Exhibits B-1 through B-2~~	~~Verifications~~
~~Exhibits C-1 through C-2~~	~~Rule 0-5(e)(3) Comparison - Marked Copies~~

Exhibit A-1

~~CARILLON SERIES TRUST~~

~~CERTIFICATION~~VALIC COMPANY I

Authorization to File Exemptive Application

The undersigned, Christopher Tafone, hereby certifies that ~~she~~he is the duly ~~elected?President and Principal Executive Officer of Carillon Series Trust (the “Trust~~appointed Secretary of VALIC Company I (the “Company”); that, with respect to the attached application for exemption from the provisions of ~~Section 15(c) of~~ the Investment Company Act of 1940~~, as amended~~ (the “1940 Act”), the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter ~~documents~~and bylaws of the ~~Trust~~Company have been taken and the person signing and filing the Application on behalf of the ~~Trust~~Company is fully authorized to do so; and that the Board of ~~Trustees~~Directors of the ~~Trust (the “Board”)~~Company adopted the following resolutions at ~~meetings~~a meeting of the Board of the Company held on ~~August 14-15~~April 21, ~~2025~~2026, in accordance with the ~~Amended and Restated Declaration of Trust of the Trust dated as of August 16, 2024, and that those~~bylaws of the Company, and that such resolutions have not been ~~amended or~~ revoked, modified, rescinded, or amended and are in full force and effect:

VOTED: That the appropriate officers of the Company be, and hereby are, authorized to file on behalf of the Company an application with the SEC for an order pursuant to Section 6(c) of the 1940 Act, exempting the Company and The Variable Annuity Life Insurance Company (the “Adviser”) from Section 15(c) of the 1940 Act to permit the Board of Directors, including a majority of those board members who are not parties to such contract or agreement or “interested persons”, as defined in Section 2(a)(19) of the 1940 Act, of any such party to promptly enter into or materially amend a contract or agreement pursuant to which a Sub-Adviser manages all or a portion of the assets of a Series or provides model portfolio recommendation(s) to the Adviser that would be utilized in connection with the management of a Series at a non-in-person meeting for the purpose of voting on such approval, which would allow a Sub-Advised Series and its shareholders to benefit from a prompt Sub-Adviser Change.

VOTE D That the appropriate officers of the Company be, and hereby are, authorized to file on behalf of the Company with the SEC any amendments to the exemptive application in such form as the officers or any one of the officers deem necessary and appropriate to do any and all things necessary or proper under the 1940 Act, the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the 1933 Act, and the Securities Exchange Act of 1934, as amended (the “1934 Act”), including the submission and filing of any and all amendments, reports and other documents deemed by such officer to be necessary or proper to accomplish the objectives of these resolutions.

VOTED: That the appropriate officers of the Company be, and each of them hereby is, authorized, empowered and directed to take all actions and to execute all documents necessary to give full effect to the foregoing resolutions in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon.

By:	/s/ Christopher Tafone
Name:	Christopher Tafone
Title:	Secretary

Dated: May 4, 2026

EXHIBIT  A-2

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

Authorization to File Exemptive Application

The undersigned, William Lanston, hereby certifies that he is the duly elected Assistant Secretary of The Variable Annuity Life Insurance Company (the “Adviser”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents of the Adviser have been taken; and that the person signing and filing the Application by the Adviser is fully authorized to do so.

By:	/s/ William Langston
Name:	William Langston
Title:	Assistant Secretary
Dated:	May 4, 2026

~~VOTED: That the appropriate officers of Carillon Series Trust (the “Trust”) be, and each of them hereby is, authorized and directed on behalf of Trust and in its name to prepare, execute and cause be filed an application with the U.S. Securities and Exchange Commission (the “SEC”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), to permit the Borad of Trustees, including a majority of those board members who are not parties to such contract or agreement or “interested persons” as defined in Section 2(a)(19) of the 1940 Act of any such party, to promptly enter into or materially amend a contract or agreement pursuant to which a subadviser manages all or a portion of the assets of a series of the Trust (“Fund”) or provides model portfolio investment recommendations to Carillon Tower Advisers, Inc. that would be utilized in connection with the management of a Fund at a non-in-person meeting for the purposes of voting on such approval, which would allow a Fund and its shareholders to benefit from a prompt subadviser change; and it was~~

~~FURTHER VOTED: That the appropriate officers of the Trust be, and hereby are, authorized to file on behalf of the Trust with the SEC any amendments to the exemptive application in such form as the officers or any one of the officers deem necessary and appropriate to do any and all things necessary or proper under the 1940 Act, the Investment Advisers Act of 1940, as amended, the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including the submission and filing of any and all amendments, reports and other documents deemed by such officer to be necessary or proper to accomplish the purposes of these resolutions; and it was~~

~~FURTHER VOTED: That the appropriate officers of the Trust be, and each of them hereby is, authorized, empowered and directed to take all actions and to execute all documents necessary to give full effect to the foregoing resolutions in such manner or such forms as the officer or officers shall approve in his, her or their discretion to effectuate the intent of the foregoing resolution.~~

~~IN WITNESS WHEREOF, I have hereunto set my name on this 18th day of December, 2025.~~

~~By:~~	~~/s/ Susan L. Walzer~~
~~Name:~~	~~Susan L. Walzer~~
~~Title:~~	~~President and Principal Executive Officer~~

~~Exhibit A-2~~

~~CARILLON TOWER ADVISERS, INC.~~

~~CERTIFICATION~~

~~I, Susan L. Walzer, do certify that I am a duly authorized and elected Director of Carillon Tower Advisers, Inc. (“Carillon”), and that all actions necessary to authorize the execution and filing of this Application, and any amendments thereto, have been taken, and the person signing and filing this document is authorized to do so on behalf of Carillon pursuant to the general authority as a member of the Board of Directors of Carillon.~~

~~By:~~	~~/s/ Susan L. Walzer~~
~~Name:~~	~~Susan L. Walzer~~
~~Title:~~	~~Director~~
~~Date:~~	~~December 18, 2025~~

EXHIBIT B-1

VALIC COMPANY I

VERIFICATION PURSUANT TO RULE 0-2(D)

~~CARILLON SERIES TRUST~~

~~VERIFICATION~~

The undersigned states ~~that she~~he has duly executed the attached ~~application,~~Application dated ~~December 18~~May 4, ~~2025~~2026, for and on behalf of ~~Carillon Series Trust (the “Trust”)~~VALIC Company I; that ~~she~~he is the President ~~and Principal Executive Officer of the Trust; and that all actions~~of such Company; and that all action by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument ~~have~~has been taken. The undersigned further ~~states~~says that ~~she~~he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of ~~her~~his knowledge, information and belief.

VALIC COMPANY I

By:	/s/ ~~Susan L. Walzer~~ Kevin Adamson
Name:	~~Susan L. Walzer~~ Kevin Adamson
Title:	President ~~and Principal Executive Officer~~

EXHIBIT B-2

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

~~CARILLON TOWER ADVISERS, INC.~~

~~VERIFICATION~~

VERIFICATION PURSUANT TO RULE 0-2(D)

The undersigned states ~~that she~~he has duly executed the attached ~~application,~~Application dated ~~December 18~~May 4, ~~2025~~2026, for and on behalf of ~~Carillon Tower Advisers, Inc. (the “Company”); that she is a member of the Board of Directors of the Company; and that all actions~~The Variable Annuity Life Insurance Company ; that he is the Senior Vice President of such company; and that all action by officers, directors and other bodies necessary to authorize the undersigned to execute and file such instrument ~~have~~has been taken. The undersigned further ~~states~~says that ~~she~~he is familiar with such ~~Application~~instrument, and the contents thereof, and that the facts therein set forth are true to the best of ~~her~~his knowledge, information and belief.

~~By: /s/ Susan L. Walzer~~

~~Name: Susan L. Walzer~~

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

By:	/s/ Kevin Adamson
Name:	Kevin Adamson
Title:	Senior Vice President

~~Title: Director~~

Exhibit C-2

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

File No.  812-[• ]

As filed with the Securities and Exchange Commission on ~~January 23~~May 18, 2026

U.S. Securities and Exchange Commission

Washington, D.C. 20549

APPLICATION

PURSUANT TO SECTION 6(c) OF THE

INVESTMENT COMPANY ACT OF 1940, AS AMENDED,

FOR AN ORDER OF EXEMPTION FROM SECTION 15(c) OF THE ACT

In the Matter of

~~HARBOR FUNDS~~

VALIC COMPANY I

2919 Allen Parkway

Houston, Texas 77019

~~HARBOR ETF TRUST~~

and

~~HARBOR FUNDS II~~

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

2919 Allen Parkway

Houston, Texas 77019

~~HARBOR CAPITAL ADVISORS, INC.~~

~~111 South Wacker Drive, 34th Floor~~

~~Chicago, Illinois 60606~~

Please direct all communications regarding this Application to:

~~Diana P. Podgorny~~Elliot J. Gluck, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

~~Harbor Capital Advisors, Inc.~~

~~111 South Wacker Drive, 34th Floor~~

~~Chicago, Illinois 60606~~

~~diana.podgorny@harborcapital~~Email: egluck@Willkie.com

with ~~copies~~a copy to:

~~Stephanie A. Capistron, Esq.~~

~~Dechert LLP~~

~~100 Oliver St., 40th Floor~~

~~Boston, Massachusetts 02110~~

Christopher Tafone

The Variable Annuity Life Insurance Company

2919 Allen Parkway

~~(617) 728-7127, stephanie.capistron@dechert~~Houston, Texas 77019Email:

christopher.tafone@corebridgefinancial .com

This Application (including exhibits) contains 61 pages.

I.	INTRODUCTION

~~Harbor Funds, Harbor ETF Trust and Harbor Funds II (each, a “Trust” and, collectively, the “Trusts~~VALIC Company I (the “Company”),1 ~~each~~ a registered open-end management investment company that offers multiple series of shares (each, a “Series”and, collectively, the “Series”), on its own behalf and on behalf of each Series, and ~~Harbor Capital Advisors, Inc.~~The Variable Annuity Life Insurance Company (the “Adviser,” and together with the ~~Trusts~~Company and the Series, the “Applicants”),2 the investment adviser to the ~~Trusts~~Company, hereby file this application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting Applicants from Section 15(c) of the 1940 Act to permit the ~~board of trustees of each Trust (each such board may be referred to as~~ Board of Directors of the Company (the “Board”),3 including a majority of those board members who are not parties to such contract or agreement or “interested persons,” as defined in Section 2(a)(19) of the 1940 Act, of any such party (the “Independent Board Members”), to promptly enter into or materially amend a contract or agreement pursuant to which a sub-adviser (each, a “Sub-Adviser”) manages all or a portion of the assets of a Series or provides model portfolio or investment recommendation(s) to the Adviser that would be utilized in connection with the management of a Series (each, a “Sub-Advisory Agreement”) (each, such action, a “Sub-Adviser Change”) at a non-in-person meeting called for the purpose of voting on such approval,4 which would allow a Subadvised Series (as defined below) and its shareholders to benefit from a prompt Sub-Adviser Change.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered management investment company or Series thereof that intends to rely on the requested order in the future and that (i) is managed by the Adviser, (ii) uses the multi-manager structure described in this Application, and (iii) complies with the terms and conditions set forth herein (each, a “Subadvised Series”).5 All registered investment companies that intend to rely on the requested order are named as Applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.

Applicants are seeking this exemption to enable the Adviser and the Board to obtain for each Subadvised Series the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited to manage, or to provide model portfolio or investment recommendation(s) with respect to, all or a portion of the assets of the Subadvised Series, and to make material amendments to Sub-

[2]	As used herein, the term “~~Trust~~Company” includes any existing or future type of business organization operating as a registered management investment company that is managed by the Adviser.
[2]

The term “Adviser” includes (i) the Adviser or its successors and (ii) any entity controlling, controlled by or under common control with, the Adviser or its successors. For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

[3]	The term “Board” also includes the board of director or trustees ~~or directors~~ of a future Subadvised Series.
[4]

References in this Application to “non-in-person” Board meetings refer to any Board meeting (other than an in-person meeting) in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.

[5]

For purposes of this Application, the term “Sub-Adviser” will also apply to any Sub-Adviser to any wholly-owned subsidiary, as defined in the 1940 Act, of a Subadvised Series (each, a “Subsidiary” and collectively, the “Subsidiaries”). The Adviser will serve as investment adviser to each Subsidiary and may retain one or more Sub-Advisers to manage or provide model portfolio or investment recommendation(s) with respect to the assets of a Subsidiary. Applicants also request relief with respect to any Sub-Advisers who serve as Sub-Advisers to a Subsidiary. Where appropriate, Subsidiaries are also included in the term “Subadvised Series.”

Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening an in-person meeting of the Board to approve the Sub-Adviser Change. The requested relief is necessary so that the Board can take action quickly under the circumstances set out in this Application.

If the requested relief is granted, the Adviser would be permitted to implement a Sub-Adviser Change related to a Subadvised Series that was approved by the Board, including a majority of the Independent Board Members, at a non-in-person meeting. For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that each Subadvised Series and its shareholders would benefit from the requested relief because of delays in hiring or replacing a Sub-Adviser and costs associated with holding an in-person Board meeting to approve a Sub-Adviser Change in the absence of such relief.

II.	BACKGROUND

A.	The Applicants

1.	The ~~Trust~~Company

~~Harbor Funds~~The Company is organized as a ~~Delaware statutory trust~~Maryland corporation and is registered with the Commission as an open-end management investment company under the 1940 Act. Currently, ~~Harbor Funds~~the Company is comprised of ~~14~~36 Series. Shares of each Series are offered and sold pursuant to a registration statement on Form N-1A. The Adviser serves as an “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Series. ~~Harbor Funds~~The Company and the Series are not required to hold annual shareholder meetings. Each Series may have its own distinct investment objective, policies, and restrictions.

2.	The Adviser

The Adviser is a ~~corporation~~is a stock life insurance company organized under the laws of ~~the State of Delaware~~Texas and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and serves or will serve as investment adviser to each Series pursuant to an investment ~~management~~advisory agreement with ~~each Trust~~the Company (each, an “Investment ~~Management~~Advisory Agreement” and, together, the “Investment ~~Management~~Advisory Agreements”). Any future Adviser also will be registered with the Commission as an investment adviser under the Advisers Act.

Each Investment ~~Management~~Advisory Agreement has been or will be approved by the Board, including a majority of the Independent Board Members, and by the shareholders of the relevant Subadvised Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and, if applicable, Rule 18f-2 thereunder.

The terms of the Investment ~~Management~~Advisory Agreements comply or will comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the provisions of the 1940 Act with respect to the Investment ~~Management~~Advisory Agreements. Pursuant to the terms of each Investment ~~Management~~Advisory Agreement, the Adviser, subject to the supervision of the Board, will provide continuous investment ~~management~~advisory services to each Subadvised Series. The Adviser will have responsibility for determining what portion of each Subadvised Series’ portfolio will be invested in securities and other assets and what portion, if any, will be held uninvested in cash or cash equivalents. The Adviser will periodically review each Subadvised Series’ investment policies and strategies and, based on the need of a particular Series, may recommend changes to the investment policies and strategies of the Series for consideration by the Board.

Each Investment ~~Management~~Advisory Agreement will provide that the Adviser may, subject to the approval of the Board, including a majority of the Independent Board Members, and the shareholders of the applicable Subadvised Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Series to one or more Sub-Advisers. In accordance with each Investment ~~Management~~Advisory Agreement, the Adviser will oversee each Sub-Adviser in its performance of its duties. The Adviser will continue to have overall responsibility for the management and investment of the assets of each Subadvised Series.

For its services to each Subadvised Series under the Investment ~~Management~~Advisory Agreement, the Adviser will receive an investment ~~management~~advisory fee from that Subadvised Series. A Sub-Adviser will receive an investment ~~management~~advisory fee from the Adviser or directly from the Subadvised Series.

Under this structure, the Adviser, in its capacity as investment adviser, evaluates and oversees Sub-Advisers and makes recommendations about the hiring, termination, and replacement of Sub-Advisers to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a “multi-manager” structure.

3.	The Sub-Advisers

Pursuant to the authority under the Investment ~~Management~~Advisory Agreement, the Adviser may enter into Sub-Advisory Agreements with various Sub-Advisers on behalf of the Subadvised Series. The Sub-Advisers will be “investment advisers” to the Subadvised Series within the meaning of Section 2(a)(20) of the 1940 Act and will provide investment ~~management~~advisory services to the Subadvised Series subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, the Sub-Advisers will be registered with the Commission as investment advisers under the Advisers Act or not subject to such registration. The Adviser will engage in an on-going analysis of the continued advisability of retaining a Sub-Adviser and will make recommendations to the Board as needed. The Adviser will negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to the Sub-Advisers, and will make recommendations to the Board as needed.

All Sub-Advisory Agreements currently in effect have been approved by the Board, including a majority of the Independent Board Members, and the initial shareholder of the applicable Subadvised Series in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder, unless shareholder approval was not required in reliance on applicable exemptive relief.40 All future Sub-Advisory Agreements will be approved by the Board in the same manner, provided that the Independent Board Members could approve a Sub-Adviser Change at a non-in-person Board meeting in reliance on the requested relief. The terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act.

[40]

Applicants currently rely on a multi-manager exemptive order to implement Sub-Adviser Changes without obtaining shareholder approval. See ~~Harbor Fund and Harbor Capital Advisors, Inc. (812-12654)~~American General Series Portfolio Company 2, et al., Investment Company Act Release Nos. ~~25370 (Jan. 16, 2002~~23386 (August 12, 1998) (notice) and ~~25415 (Feb. 12, 2002~~23429 (September 9, 1998) (order). Applicants have applied for a new multi-manager exemptive order (812-15997) (February 26, 2026). In the future, the Adviser, a Sub-Adviser and a Subadvised Series may rely on an amended version of this multi-manager exemptive order or substantially similar relief.

Pursuant to the Sub-Advisory Agreements, the Adviser has agreed or will agree to pay the Sub-Advisers a fee out of the fee paid to the Adviser under the Investment ~~Management~~Advisory Agreement.7

B.	~~B.~~ Multi-Manager Structure

In recent years, a number of investment advisers, including the Adviser, have sponsored investment companies registered under the 1940 Act or series thereof (each, a “registered fund”) that provide exposure to strategies across various asset classes. These registered funds allow investors to more easily access such strategies without the additional transaction costs and administrative burdens of investing in multiple funds to seek to achieve comparable exposures and investment allocations. Such registered funds may be structured as (i) multi-manager funds where the investment adviser selects one or more sub-advisers to manage portions of the registered fund’s assets; (ii) fund of funds where the Adviser invests a registered fund’s assets in multiple registered funds or investment companies that rely on an exception from registration under the 1940 Act (each, a “private fund”and, together with the registered funds, each a “fund”and together, the “funds”) to gain the exposures; or (iii) a combination of a multi-manager fund and a fund of funds.

When a Subadvised Series utilizes a multi-manager strategy, its Adviser achieves its desired exposures to specific strategies by allocating discrete portions of the Subadvised Series’ assets to one or more Sub-Advisers and, in some cases, by managing a portion of the Subadvised Series’ assets directly. Each Sub-Adviser manages its discrete portion of the Subadvised Series’ assets in accordance with specific investment guidelines. Over time, the Adviser may adjust the Subadvised Series’ allocations among the various strategies and sub-strategies based on the Adviser’s assessment of market conditions and potential investment opportunities.

C.	Rationale for the Requested Relief

When the Adviser deploys a multi-manager structure to access the desired exposures, each Sub-Advisory Agreement must be entered into, materially amended and renewed in accordance with the provisions of Section 15 of the 1940 Act, as modified by any applicable exemptive relief. Section 15(c) requires that the Sub-Advisory Agreement be approved by the vote of a majority of the Independent Board Members cast at an in-person meeting. Boards of registered funds, including the Board of ~~each Trust~~the Company, typically hold in-person meetings on a quarterly (or more frequent) basis. Markets are not static, however, throughout the three to four months between in-person registered fund board meeting dates. During these periods, market conditions may change or investment opportunities may arise that the Adviser may wish to take advantage of by implementing a Sub-Adviser Change. Other circumstances may arise from time to time, including when there is a change in control of a Sub-Adviser that results in an “assignment” of the Sub-Advisory Agreement, as that term is defined for the purposes of the 1940 Act, or when a Sub-Adviser provides notice of its intent to terminate operations or its then effective Sub-Advisory Agreement, which may result in the Adviser seeking to implement a Sub-Adviser Change. At these moments it may be impractical and/or costly to hold an additional in-person Board meeting, especially given the geographic diversity of Board members and the additional cost of holding in-person Board meetings. As a result, once the Adviser completes its diligence of a prospective Sub-Adviser, the in-person Board meeting requirement creates an unnecessary burden for the Board that does not benefit the Subadvised Series’ shareholders.

[7]	A Subadvised Series also may pay advisory fees directly to a Sub-Adviser.

Unlike the burdensome process for approving Sub-Advisory Agreements, Board approval is not required at all if the Adviser accesses the desired exposures through investments in other funds. Investments by Subadvised Series in registered funds must be made in compliance with the limitations in Section 12(d)(1) of the 1940 Act. When the Adviser accesses the desired exposures through investing the Subadvised Series’ assets in private funds, however, Section 12(d)(1) does not limit the amount of a registered fund’s total assets that may be invested in the underlying private fund.8 If the requested order is not granted, the Adviser will continue to have the option of accessing a desired investment exposure between in-person Board meeting dates through investments in other funds managed by the prospective Sub-Adviser, including private funds, which could increase costs for shareholders when retaining the Sub-Adviser to manage a sleeve of the Subadvised Series directly is a viable option. For example, acquired fund fees and expenses generated by a fund investing in another fund are generally higher than the fees generated if a sub-adviser were hired to manage the strategy directly for the fund.

The requested order would be consistent with the Board’s statutory duty to request and evaluate such information as may reasonably be necessary to evaluate the terms of a Sub-Advisory Agreement. For example, the Adviser may identify a Sub-Adviser prior to an in-person Board meeting date that it wants to engage, but there may not be enough time before the in-person meeting date for management to compile and furnish the complete package of materials that the Board requests to evaluate the Sub-Advisory Agreement in accordance with its duties under Section 15(c), along with a summary of the Sub-Adviser’s compliance program to support the Board’s approval of the Sub-Adviser’s policies and procedures in accordance with Rule 38a-1(a)(2) under the 1940 Act. The requested order would benefit a Subadvised Series by allowing the Board, including a majority of the Independent Board Members, to approve a Sub-Adviser Change at an appropriate time once diligence is complete, instead of waiting until the next in-person Board meeting date and potentially missing out on market opportunities.

The requested order would also apply to material amendments to a Sub-Advisory Agreement.9 For example, a Sub-Advisory Agreement with an existing Sub-Adviser may be limited to a particular sub-strategy, although the Sub-Adviser has the expertise and ability to manage additional sub-strategies. If the Adviser desires to engage the Sub-Adviser to manage a separate discrete portion of a Subadvised Series’ assets in accordance with a sub-strategy that is not currently within the scope of the guidelines under the Sub-Adviser’s existing Sub-Advisory Agreement, but is otherwise consistent with a Subadvised Series’ investment objective and strategies, the Adviser may determine it is necessary to materially amend the Sub-Advisory Agreement. If the Adviser’s portfolio management team makes this determination between in-person Board meeting dates, the Board of the Subadvised Series could approve the Sub-Adviser Change at a non-in-person meeting in reliance on, and subject to the conditions of, the requested order. See Section IV.B. below for additional legal analysis supporting the rationale for the requested relief.

III.	REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

[8]	Such investments in private funds would be subject to other applicable provisions of the 1940 Act.
[9]	The requested relief would not apply to renewals of a Sub-Advisory Agreement.

IV.	LEGAL ANALYSIS

A.	Applicable Law

Section 15(c) of the 1940 Act prohibits a registered fund having a board from entering into, renewing or performing any contract or agreement whereby a person undertakes regularly to serve or act as an investment adviser (including a sub-adviser) of the registered fund, unless the terms of such contract or agreement and any renewal thereof have been approved by the vote of a majority of the registered fund’s board members, who are not parties to such contract or agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval.

Section 15(c) provides that it shall be the duty of the board members of a registered fund to request and evaluate, and the duty of an investment adviser (or sub-adviser) to such registered fund to furnish, such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser (or sub-adviser) of such registered fund.

B.	Discussion

1.	Necessary or Appropriate in the Public Interest

Applicants believe that permitting the Independent Board Members to approve Sub-Adviser Changes at non-in-person meetings without incurring unnecessary delay or expense is necessary or appropriate and in the interests of Subadvised Series’ shareholders and will allow the Subadvised Series to operate more efficiently. Without the delay inherent in holding in-person Board meetings (and the attendant difficulty of obtaining the necessary quorum for, and the additional costs of, an unscheduled in-person Board meeting), the Subadvised Series will be able to act more quickly and with less expense to add or replace Sub-Advisers when the Board and the Adviser believe that a change would benefit the Subadvised Series. Under the multi-manager structure, the selection of a Sub-Adviser is similar to changes in the membership of a registered fund’s portfolio management team, which do not require registered fund board approval.

In essence, the in-person meeting requirement creates an artificial impediment that may prevent the Board of a Subadvised Series from taking immediate action once the Adviser completes its diligence of a potential Sub-Adviser that it wishes to on-board. Requiring the Board to hold an off-cycle in-person meeting to approve a Sub-Adviser Change, or to delay its approval until its next regularly scheduled in-person meeting, creates an unnecessary burden for the Board and the Adviser that is not beneficial for shareholders or necessary or appropriate in the public interest.

2.	Consistent with the Protection of Investors

Applicants believe that the requested relief is consistent with the protection of investors. Primary responsibility for management of the Subadvised Series, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board. Each Investment ~~Management~~Advisory Agreement is, and will remain, fully subject to the requirements of Section 15(c) of the 1940 Act.

Once the Adviser makes an informed selection of a Sub-Adviser, Applicants believe it would be consistent with the protection of investors to permit the Board, including a majority of the Independent Board Members, to approve the Sub-Adviser Change at a non-in-person meeting called for the purpose of voting on such approval. Any such non-in-person approval would be conducted in accordance with the Board’s typical process for approving a Sub-Adviser Change and consistent with the Board’s duty under

Section 15(c) to request and evaluate such information as may reasonably be necessary to evaluate the terms of any Sub-Advisory Agreement, and the Adviser’s and Sub-Adviser’s duty under Section 15(c) to furnish such information. Management will represent that the materials provided to the Board for the non-in-person meeting include the same information the Board would have received if approval of the Sub-Adviser Change were sought at an in-person Board meeting. In connection with seeking Board approval of a Sub-Adviser Change at a non-in-person meeting, the Adviser will recommend the retention of the Sub-Adviser and the ~~Trust’s~~Company’s chief compliance officer or his or her designee will provide such information as the Board may reasonably request to assist it in determining that the Sub-Adviser has adopted policies and procedures reasonably designed to prevent violation of the “federal securities laws”10 by the Sub-Adviser. If, however, one or more Board members assert that an in-person meeting would make a difference and request that the Sub-Advisory Agreement be considered in-person, then the Board will wait to consider the Sub-Advisory Agreement until an in-person meeting is convened, unless such request is rescinded.

If the requested relief is not granted, the Adviser would continue to have the option of accessing a desired exposure by investing a Subadvised Series’ assets in a fund managed by the Sub-Adviser. Retaining a Sub-Adviser to manage a portion of a Subadvised Series, as opposed to investing in a fund managed by the Sub-Adviser, provides several benefits to the Subadvised Series and its shareholders that support the requested exemptive relief and are consistent with the protection of investors. The benefits to a Subadvised Series and its shareholders from retaining a Sub-Adviser to gain a desired exposure, instead of accessing the exposure through an investment in another fund, include:

1.	Daily transparency regarding investments managed by the Sub-Adviser;

2.	Annual review of the Sub-Adviser’s compliance program;

3.	Avoiding additional acquired fund fees and expenses;

4.	Annual Board review of the Sub-Advisory Agreement and related compensation;

5.	Ability to access the exposure directly instead of through a vehicle that may not allow for daily liquidity and may not be subject to the protections of the 1940 Act;

6.	Allowing the Adviser to customize the strategy implemented by the Sub-Adviser to access the exposure;

7.	Avoiding costs that would be borne by the Subadvised Series to hold additional in-person Board meetings, such as travel, lodging and meals; and

8.

Under Section 36(b) of the 1940 Act, the Sub-Adviser will be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, from the Subadvised Series.

3.	Consistent with the Policy and Provisions of the 1940 Act

Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act. The requirement that the vote of a majority of a registered fund’s disinterested board members approving an advisory agreement or a sub-advisory agreement be cast in person was added to Section 15(c) of the 1940 Act by the Investment Company Amendments Act of 1970 (the “1970 Amendments Act”).11 Congress

[10]	As defined in Rule 38a-1(e)(1) under the 1940 Act, as amended.
[11]	See Investment Company Amendments Act of 1970, Public Law 91-547, enacted December 14, 1970.

states in the legislative history of the 1970 Amendments Act that the bill would amend Section 15(c) to provide that the voting requirements of the Section “can be satisfied only by directors who are personally present at a meeting at which their votes are taken. The proposed amendment is intended to assure informed voting on matters which require action by the board of directors of registered investment companies.”12 (emphasis added.) The staff of the Commission has stated that this “requirement that disinterested directors cast their votes in person represents a strong Congressional policy in favor of eliminating absentee approval by board members.”13

The Commission has provided exemptive relief from the in-person meeting requirement in Section 15(c) by amending Rule 15a-4 under the 1940 Act to, among other things, permit registered fund boards “to participate in a meeting to approve an interim contract [with an investment adviser or a sub-adviser] by any means of communication that allows all participants to hear each other at the same time, such as a telephone conference.”14 The Commission stated at the time that “[t]his provision should result in savings in time and travel costs.”15 In the twenty years that have passed since this amendment to Rule 15a-4, registered fund boards have routinely relied on this exemptive relief from the in-person meeting requirement to approve certain interim advisory contracts at non-in-person board meetings while continuing to fulfill their statutory duty to evaluate the terms of the contract.

Almost five decades have elapsed since the in-person meeting requirement was added to Section 15(c) of the 1940 Act. Due to the countless technological advances that have occurred since the 1970s, registered funds are able to provide materials to their board members electronically in an easily readable format, and board members can easily communicate with one another and with management in advance of a meeting through various forms of communication, many of which did not exist in 1970. These technological advances allow registered fund board members to assure they are well informed prior to a board meeting date. Given the various forms of communication available today, registered fund boards can hold non-in-person meetings at which each board member is personally present and able to assure themselves that they are informed as to the matters at the non-in-person meeting that require action by the registered fund board.

The requested relief would not result in absentee approval of Sub-Adviser Changes by the Independent Board Members. The Independent Board Members necessary to approve a Sub-Adviser Change would be personally present and participating in a meeting where all participating Board members can hear each other and be heard by each other during the meeting.16 The requested relief could not be relied upon to approve a Sub-Adviser Change by written consent or another form of absentee approval by the Independent Board Members. Similar to the amendments to Rule 15a-4, the requested relief would result in savings in time and travel costs. In light of the foregoing analysis, the Applicants submit that the requested relief would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting an in-person Board meeting.

[12]	Investment Company Amendments Act of 1970, H.R. Rep. No. 1382, 91st Cong., 2d Sess. 25-26 (1970); Investment Company Amendments Act of 1969, S. Rep. No. 184, 91st Cong., 1st Sess. 39 (1969).
[13]

American National Growth Fund, Inc., SEC Staff Letter (Nov. 17, 1974). The in-person voting requirements were added as part of the 1970 Amendments Act and have historically been viewed as requiring directors to be “physically present” when voting. Pub. L. 91-547 (Dec. 14, 1970).

[14]	Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 24177 (Nov. 29, 1999).
[15]

Id. See also Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 23325 (July 22, 1998) (“The proposed amendments also would facilitate a special meeting to approve an interim contract, by permitting the fund’s board of directors to participate by telephone or similar means of communication that allows all participants to hear each other at the same time.”). Allowing the flexibility to approve Sub-Adviser Changes at a non-in-person meeting would avoid unnecessarily burdening registered fund board members with the time and cost associated with travel for and attendance at additional in-person meetings.

[16]	Technology that includes visual capabilities will be used unless unanticipated circumstances arise.

V.	PRECEDENT

The Commission has issued exemptive orders under the 1940 Act permitting a fund’s board to approve a Sub-Adviser Change, without complying with the requirement under Section 15(c) of the 1940 Act that the board meet in-person to conduct such approvals, in situations where the fund would benefit from effecting a Sub-Adviser Change promptly.17 The Commission stated in Blackstone that while it continued to believe that a board’s decision-making process may benefit from the directors’ having the opportunity to interact in person, as a group, and individually, it recognized that under the circumstances described in the application, the need to act promptly for the benefit of a fund may justify the board’s meeting on a non-in-person basis, and that technological advances enable directors to hold such meetings in a manner where the directors can be personally present and able to assure themselves that they are informed as to the matter that requires action by the board.

[17]

See, e.g., Blackstone Alternative Investment Funds, et al., Investment Company Act Release Nos. 33748 (Jan. 21, 2020) (notice) and 33801 (Feb. 19, 2020) (order) (“Blackstone”); Principal Funds, Inc., et al., Investment Company Act Release Nos. 33973 (Aug. 19, 2020) (notice) and 34013 (Sept. 15, 2020) (order); Northern Funds and Northern Trust Investments, Investment Company Act Release Nos. 34095 (Nov. 13, 2020) (notice) and 34133 (Dec. 9, 2020) (order); Columbia Funds Series Trust, et al., Investment Company Act Release Nos. 34197 (Feb. 18, 2021) (notice) and 34224 (March 16, 2021) (order); Russell Investment Company, et al., Investment Company Act Release Nos. 34200 (Feb. 23, 2021) (notice) and 34238 (Mar. 30, 2021) (order); Nationwide Mutual Funds, et al., Investment Company Act Release Nos. 34302 (~~Jun.~~June 16, 2021) (notice) and 34329 (~~Jul.~~July 13, 2021) (order); Optimum Fund Trust, et al., Investment Company Act Release Nos. 34386 (Sept. 27, 2021) (notice) and 34410 (Oct. 25, 2021) (order); SEI Asset Allocation Trust, et al., Investment Company Act Release Nos. 34418 (Nov. 15, 2021) (notice) and 34437 (Dec. 13, 2021) (order); Bridge Builder Trust, et al., Investment Company Act Release Nos. 34433 (Dec. 3, 2021) (notice) and 34456 (Dec. 29, 2021) (order); Brinker Capital Destinations Trust, Investment Company Act Release Nos. 34501 (Feb. 10, 2022) (notice) and 34526 (Mar. 8, 2022) (order); Morgan Stanley Pathway Funds, Investment Company Act Release Nos. 34502 (Feb. 10, 2022) and 34525 (Mar. 8, 2022) (order); Brighthouse Funds Trust I, et al., Investment Company Act Release Nos. 34552 (Apr. 1, 2022) (notice) and 34572 (Apr. 27, 2022) (order); Goldman Sachs Trust II, et al., Investment Company Act Release Nos. 34638 (~~Jun.~~June 27, 2022) (notice) and 34654 (~~Jul.~~July 25, 2022) (order); Pacific Funds Series Trust, et al., Investment Company Act Release Nos. 34671 (~~Aug.~~August 11, 2022) (notice) and 34697 (~~Sept.~~September 8, 2022) (order); Lincoln Variable Insurance Products Trust and Lincoln Investment Advisors Corporation, Investment Company Act Release Nos. 34727 (~~Oct.~~October 13, 2022) (notice) and 34749 (~~Nov.~~November 8, 2022) (order); Guidestone Funds and Guidestone Capital Management, LLC, Investment Company Act Release Nos. 34812 (~~Jan.~~January 19, 2023) (notice) and 34833 (~~Feb.~~February 14, 2023) (order); PACE Select Advisors Trust, UBS Series Funds, The UBS Funds, U.S. Monthly Income Fund For Puerto Rico Residents, Inc., Short Term Investment Fund For Puerto Rico Residents, Inc., Multi-Select Securities Fund For Puerto Rico Residents, UBS Asset Management (Americas) Inc., and UBS Asset Managers of Puerto Rico, a division of UBS Trust Company of Puerto Rico, Investment Company Act Release Nos. 34960 (July 13, 2023) (notice) and 34983 (August 8, 2023) (order); Morningstar Funds Trust~~, et al.,~~ and Morningstar Investment ~~Company Release Nos. 34958 (Jul. 12, 2023) (notice) and 24980 (Aug. 1, 2023) (order); PACE Select Advisors Trust, et al~~Management LLC., Investment Company Act Release Nos. ~~24960 (Jul. 12~~34958 (July 7, 2023) (notice) and ~~34983 (Aug. 8~~34980 (August 1, 2023) (order); Guardian Variable Products Trust and Park Avenue Institutional Advisers LLC, Investment Company Act Release Nos. 35459 (~~Jan.~~January 24, 2025) (notice) and 35473 (~~Feb.~~February 19, 2025) (order); The Advisor’s Inner Circle Fund III, et al., Investment Company Act Release Nos. 35581 (May 12, 2025) and 35625 (Jun. 9, 2025) (order); Mercer Funds and Mercer Investments LLC, Investment Company Act Release Nos. 35604 (May 21, 2025) (notice) and 35643 (Jun. 17, 2025) (order); Venerable Variable Insurance Trust, et al., Investment Company Act Release Nos. 35633 (Jun. 11, 2025) (notice) and 35670 (Jul. 8, 2025) (order); ~~and~~ ARK ETF Trust and ARK Investment Management LLC, Investment Company Act Release Nos. 35814 (Nov. 25, 2025) (notice) and 35841 (Dec. 23, 2025) (order); Carillon Series Trust and Carillon Tower Advisers, Inc., Investment Company Act Release Nos. 35918 (Jan. 27, 2026) (notice) and 35988 (Feb. 24, 2026) (order); and Harbor Funds, et al. Investment Company Act Release Nos. 35951 (Feb. 12, 2026) (notice) and 36011 (March 10, 2026) (order).

VI.	CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.

The Independent Board Members will approve the Sub-Adviser Change at a non-in-person meeting in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.

2.

Management will represent that the materials provided to the Board for the non-in-person meeting include the same information the Board would have received if a Sub-Adviser Change were sought at an in-person Board meeting.

3.

The notice of the non-in-person meeting will explain the need for considering the Sub-Adviser Change at a non-in-person meeting. Once notice of the non-in-person meeting to consider a Sub-Adviser Change is sent, Board members will be given the opportunity to object to considering the Sub-Adviser Change at a non-in-person Board meeting. If a Board member requests that the Sub-Adviser Change be considered in-person, the Board will consider the Sub-Adviser Change at an in-person meeting, unless such request is rescinded.

4.	A Subadvised Series’ ability to rely on the requested relief will be disclosed in the Subadvised Series’ registration statement.

5.

In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

VII.	PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, ~~each Trust~~the Company states that its address is ~~111 South Wacker Drive, 34th Floor, Chicago, Illinois 60606~~2919 Allen Parkway Houston, Texas 77019 and the Adviser states that its address is ~~111 South Wacker Drive, 34th Floor, Chicago, Illinois 60606~~2919 Allen Parkway Houston, Texas 77019, and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby represents that the undersigned is authorized to file this Application and any further amendments thereto in the name of and on behalf of the respective Applicant. The authorizations required by Rule 0-2(c) under the 1940 Act are attached hereto as Exhibits A-1 through A-2 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibits B-1 through B-2 to this Application.

Applicants request that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

In accordance with Rule 0-5(d) under the 1940 Act, Applicants request expedited review of the Application by the Commission. In accordance with Rule 0-5(e)(2) under the 1940 Act, included as Exhibit C to this Application are two marked copies of the Application showing changes from the final versions of two recent applications identified by Applicants as substantially identical to the Application under Rule 0-5(e)(3) under the 1940 Act.

VIII.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

The Applicants have caused this Application to be duly signed on their behalf on the ~~23rd~~4th day of ~~January~~May, 2026.

Respectfully submitted,
~~HARBOR FUNDS~~
~~HARBOR ETF TRUST~~VALIC COMPANY I ~~HARBOR Funds II~~

By:	/s/ ~~Charles F. McCain~~Kevin Adamson
Name: ~~Charles F. McCain~~Kevin Adamson
Title: President

~~HARBOR CAPITAL ADVISORS, INC.~~THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

By:	/s/ ~~Charles F. McCain~~Kevin Adamson
Name: ~~Charles F. McCain~~Kevin Adamson
Title: Senior Vice President

May 4, 2026

EXHIBIT INDEX

Authorization of ~~Habor Funds, Harbor ETF Trust and Harbor Funds II~~VALIC Company I	Exhibit A-1

Authorization of ~~Authorization of Harbor Capital Advisors, Inc.~~Variable Annuity Life Insurance Company	Exhibit A-2

Verification of ~~Verification of Habor Funds, Harbor ETF Trust and Harbor Funds II~~ VALIC Company I	Exhibit B-1

Verification of ~~Verification of Harbor Capital Advisors, Inc.~~Variable Annuity Life Insurance Company	Exhibit B-2

Marked Copies of the Application Pursuant to Rule 0-5(e)	Exhibits C-1 and C-2

~~13~~

~~EXHIBIT~~EXHIBIT  A-1

~~HABOR FUNDS~~VALIC COMPANY I

~~HARBOR ETF TRUST~~

~~HARBOR FUNDS II~~

Authorization to File Exemptive Application

The undersigned, ~~Charles F. McCain~~Christopher Tafone, hereby certifies that he is the duly appointed ~~President of each of Harbor Funds, Harbor ETF Trust and Harbor Funds II (each, a “Trust” and, collectively, the “Trusts~~Secretary of VALIC Company I (the “Company”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940 (the “1940 Act”), the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the ~~applicable Declaration of Trust and Bylaws of each Trust~~charter and bylaws of the Company have been taken and the person signing and filing the Application on behalf of ~~each Trust~~the Company is fully authorized to do so; and that the ~~following is a complete, true and correct copy of the resolutions duly adopted by each Board Trustees of each Trust on January 15~~Board of Directors of the Company adopted the following resolutions at a meeting of the Board of the Company held on April 21, 2026, in accordance with the ~~Bylaws of each Trust~~bylaws of the Company, and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

~~WHEREAS, based on information provided by Harbor Capital Advisors, Inc., each of the Board of Trustees of Harbor Funds, Harbor Funds II, and Harbor ETF Trust (the “Boards” and such trusts, the “Trusts”) deem it appropriate to seek exemptive relief from the Securities and Exchange Commission (“SEC”) that would allow the Boards to approve new subadvisory agreements and material amendments to existing subadvisory agreements without complying with the in-person meeting requirement of Section 15(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), so long as Board members can hear each other during the meeting.~~

~~NOW, THEREFORE BE IT~~

~~RESOLVED, that the Boards hereby authorize the officers of the Trusts to prepare or cause to be prepared, execute, and file with the SEC, an application, and any amendments thereto (the “Exemptive Application”), for an order pursuant to Section 6(c) of the 1940 Act, exempting the Trusts from certain provisions of the 1940 Act as described in the Exemptive Application, to permit the Trusts’ Boards of Trustees to approve new subadvisory agreements and material amendments to existing subadvisory agreements for the subadvised series of the Trusts without complying with the in-person meeting requirement of Section 15(c) of the 1940 Act ; and be it~~

~~FURTHER RESOLVED, that the officers of each Trust be, and they hereby are, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of each Trust, and under its corporate seal or otherwise, as shall in his or her judgment be necessary, proper or advisable in order to arrange for the filing of the Exemptive Application and any amendments thereto, and all related exhibits, on behalf of each Trust, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document, in the name and on behalf of each Trust, to be conclusive evidence that the same has been authorized by this resolution.~~

~~By:~~	~~/s/ Charles F. McCain~~
~~Name:~~	~~Charles F. McCain~~
~~Title:~~	~~President~~
~~Dated:~~	~~January 23, 2026~~

VOTED:	That the appropriate officers of the Company be, and hereby are, authorized to file on behalf of the Company an application with the SEC for an order pursuant to Section 6(c) of the 1940 Act, exempting the Company and The Variable Annuity Life Insurance Company (the “Adviser”) from Section 15(c) of the 1940 Act to permit the Board of Directors, including a majority of those board members who are not parties to such contract or agreement or “interested persons”, as defined in Section 2(a)(19) of the 1940 Act, of any such party to promptly enter into or materially amend a contract or agreement pursuant to which a Sub-Adviser manages all or a portion of the assets of a Series or provides model portfolio recommendation(s) to the Adviser that would be utilized in connection with the management of a Series at a non-in-person meeting for the purpose of voting on such approval, which would allow a Sub-Advised Series and its shareholders to benefit from a prompt Sub-Adviser Change.

VOTED	That the appropriate officers of the Company be, and hereby are, authorized to file on behalf of the Company with the SEC any amendments to the exemptive application in such form as the officers or any one of the officers deem necessary and appropriate to do any and all things necessary or proper under the 1940 Act, the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the 1933 Act, and the Securities Exchange Act of 1934, as amended (the “1934 Act”), including the submission and filing of any and all amendments, reports and other documents deemed by such officer to be necessary or proper to accomplish the objectives of these resolutions.

VOTED:	That the appropriate officers of the Company be, and each of them hereby is, authorized, empowered and directed to take all actions and to execute all documents necessary to give full effect to the foregoing resolutions in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon.

By:	/s/ Christopher Tafone
Name:	Christopher Tafone
Title:	Secretary
Dated:	May 4, 2026

~~EXHIBIT~~EXHIBIT  A-2

~~HARBOR CAPITAL ADVISORS, INC.~~

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

Authorization to File Exemptive Application

The undersigned, ~~Charles F. McCain~~William Lanston, hereby certifies that he is the duly elected ~~Chief Executive Officer of Harbor Capital Advisors, Inc. (“Harbor Capital~~Assistant Secretary of The Variable Annuity Life Insurance Company (the “Adviser”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents of ~~Harbor Capital~~the Adviser have been taken; and that the person signing and filing the Application by ~~Harbor Capital~~the Adviser is fully authorized to do so.

BY:	/s/ ~~Charles F. McCain~~William Langston
Name:	~~Charles F. McCain~~William Langston
Title:	~~Chief Executive Officer~~Assistant Secretary
Dated:	May~~January 23~~4, 2026

EXHIBIT B-1

~~HARBOR FUNDS~~  VALIC COMPANY I

~~HARBOR ETF TRUST~~

~~HARBOR FUNDS II~~

~~VERIFICATION PURSUANT TO RULE~~VERIFICATION PURSUANT TO RULE 0-2(D)

The undersigned states he has duly executed the attached Application dated ~~January 23~~May 4, 2026, for and on behalf of ~~each of Harbor Funds, Harbor ETF Trust and Harbor Funds II~~VALIC Company I; that he is the President of ~~each trust~~such Company; and that all action by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~VENERABLE VARIABLE INSURANCE TRUST~~
VALIC COMPANY I

BY:	/s/ ~~Charles F. McCain~~Kevin Adamson
Name:	~~Charles F. McCain~~Kevin Adamson
Title:	President

EXHIBIT B-2

~~HARBOR CAPITAL ADVISORS, INC.~~

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

~~VERIFICATION PURSUANT TO RULE~~VERIFICATION PURSUANT TO RULE 0-2(D)

The undersigned states he has duly executed the attached Application dated ~~January 23~~May 4, 2026, for and on behalf of ~~Harbor Capital Advisors, Inc.~~The Variable Annuity Life Insurance Company ; that he is the ~~Chief Executive Officer of such corporation~~Senior Vice President of such company; and that all action by officers, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~HARBOR CAPITAL ADVISORS, INC.~~ THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

By:	/s/ ~~Charles F. McCain~~Kevin Adamson
Name:	~~Charles F. McCain~~Kevin Adamson
Title:	Senior Vice President